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REGISTRANT'S NAME Smartone Telecommunications Holdings Ltd

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FILE NO. 82- 5114 FISCAL YEAR 6-30-04

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DAT : 11/8/04

ARLS
6-30-04

Annual Report 2003/2004





SmarTone Telecommunications Holdings Limited


SmarTone

Contents






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ABOUT SmarTone

SmarTone is Hong Kong's leading mobile network operator in multimedia services. We are a customer-oriented company and aim to bring our customers closer to the people, the information and the entertainment that is important to them and, through this, to generate greater shareholders' value. SmarTone is committed to delivering the best value proposition in the market through continual improvements in the three pillars of our businesses – products and services, network performance and customer service – as well as the company's brand position.

SmarTone was selected as one of Asia's Top 20 Brands in the annual "Top Asian Brands" survey conducted by *Media* magazine in June 2003. SmarTone was the only mobile operator to be included in the Top 20 alongside other major international brands.

With our strong technological heritage and deep commitment to quality service, SmarTone offers best-in-class multimedia services which are marketed under three categories: SmarTone [illegible]™, a ground-breaking mobile multimedia service providing information and entertainment for all customers; SmarTone [illegible]™, a suite of simple and easy-to-use mobile business services for business executives and professionals to stay ahead of the game; and messaging services, such as picture**mail**™.

SmarTone was awarded a 3G licence in 2001 and is on schedule to launch our 3G services by the end of 2004.

SmarTone offers the best network performance in Hong Kong for both voice and multimedia services, validated by a network quality survey conducted by The Chinese University of Hong Kong.

SmarTone has become the leader in customer service, not only amongst telecommunications operators, but also across all service industries in Hong Kong. This is exemplified by the growing number of local and regional retail and service awards received by the company.

Hong Kong Retail Management Association's Service & Courtesy Award	
Best Team Performance Award	2003, 2002 & 2001
Supervisory Level Award	2003 & 2001
Junior Frontline Level Award	2003 & 2002
Hong Kong Retail Management Association's Mystery Shoppers Programme	
Service Category Leader	2003 Q1 & 2002 Q1
Service Retailer of the Year	2003 & 2002
Hong Kong Management Association's Distinguished Salesperson Award	
Five SmarTone-nominated staff members won	2004 & 2002
Four SmarTone-nominated staff members won	2003
Asia Pacific Customer Service Consortium's Customer Relationship Excellence Awards	
Customer Relationship Excellence - Outstanding Achievement	2002
Call Centre of the Year (Telecommunications)	2002
Customer Service Professional of the Year	2002
Hong Kong Call Centre Association's Call Centre Award	
Call Centre Team Leader - Silver & Bronze	2002
Call Centre Professional - Bronze	2002
Next Magazine's Top Service Award	
Top Service Gold Award	2003
Top Service Category Award	2004 & 2003
The Best Staff Award	2004 & 2003

Established in 1992, SmarTone was the first operator to launch GSM mobile services in Asia in 1993 and the first in Hong Kong to introduce automatic international roaming. We were the first in the world to implement Enhanced Full Rate Technology in our network in 1997, greatly improving voice quality for our customers.

SmarTone has been publicly listed in Hong Kong since 1996. The company's major shareholder is Sun Hung Kai Properties Limited (holding about 52%).

For more information, please visit SmarTone's website at


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DIRECTORS AND CORPORATE INFORMATION

Board of Directors

* Mr. Raymond ***Kwok*** Ping-luen *(Chairman)*
Mr. Douglas ***Li*** *(Chief Executive Officer)*
Mr. Patrick ***Chan*** Kai-lung
* Mr. Ernest ***Lai*** Ho-kai
* Mr. Michael ***Wong*** Yick-kam
* Mr. Andrew ***So*** Sing-tak
* Mr. ***Cheung*** Wing-yui
** Mr. Eric ***Li*** Ka-cheung, JP
** Mr. ***Ng*** Leung-sing, JP
** Dr. Sachio ***Semmoto***
** Mr. ***Yang*** Xiang-dong

* *Non-Executive Director*
** *Independent Non-Executive Director*

Company Secretary

Miss Maria ***Li*** Sau-ping

Authorised Representatives

Mr. Douglas ***Li***
Miss Maria ***Li*** Sau-ping

Registered Office

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

Head Office and Principal Place of Business

31st Floor, JOS Tower, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
10 Chater Road,
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Principal Bankers

Standard Chartered Bank

Legal Advisors to the Company

As to Hong Kong law
Norton Rose

As to Bermuda law
Conyers, Dill & Pearman

Bermuda Resident Representative

Mr. John Charles Ross ***Collis***
Mr. Anthony Devon ***Whaley*** (Deputy)


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FINANCIAL HIGHLIGHTS

(Expressed in Hong Kong dollars in millions except per share amounts)

	Year ended or as at 30 June	
	2004	2003 (restated)
Profit and loss account		
Turnover	**3,367**	2,832
Profit attributable to shareholders	**466**	378
Earnings per share ($)	**0.80**	0.65
Dividends per share		
Total for the year ($)	**0.53**	0.47
Special cash dividend ($)	**Nil**	3.50
Balance sheet		
Total assets	**4,702**	5,948
Current liabilities	**(1,084)**	(548)
Total assets less current liabilities	**3,618**	5,400
Non-current liabilities	**(131)**	(58)
Minority interest	**(21)**	(20)
Net assets	**3,466**	5,322
Share capital	**58**	58
Reserves	**3,408**	5,264
Shareholders' funds	**3,466**	5,322
Cashflow		
Net cash inflow from operating activities	**801**	844
Interest received	**74**	91
Purchases of fixed assets	**(343)**	(395)
Repurchases of shares	**(19)**	(25)
Dividends paid (excluding special dividend)	**(275)**	(143)
Other	**(40)**	(35)
Net increase in net cash* and held-to-maturity debt securities before payment of special dividend	**198**	337
Special dividend paid	**(2,048)**	—
Net (decrease)/increase in net cash* and held-to-maturity debt securities after payment of special dividend	**(1,850)**	337

* Net cash represents cash and bank balances, net of bank loans.

Note: The results for the year ended 30 June 2003 and the assets and liabilities as at 30 June 2003 have been restated to reflect the effect of the adoption of SSAP 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants as explained in Note 10 to the financial statements.


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CHAIRMAN'S STATEMENT

(Financial figures are expressed in Hong Kong dollars)

SmarTone has achieved solid results and delivered consistent growth against the background of an increasingly competitive market. Profit attributable to shareholders registered a 23% growth on last year. Your company is optimistic about the growth opportunities brought about by multimedia services, and it is making significant investments in 3G.

Financial Highlights



Turnover amounted to $3,367 million, an increase of 19% on the previous year. Earnings-before interest, tax, depreciation and amortisation ("EBITDA") and earnings before interest and tax ("EBIT") increased by 22% to $919 million and 47% to $492 million respectively. Profit attributable to shareholders for the year totalled $466 million, representing a growth of 23% compared to the previous year. Earnings per share increased to $0.80.

Dividend

Your Board recommends a final dividend of $0.33 per share. Together with the interim dividend of $0.20 per share, total dividend for the year will increase by 13% to $0.53 per share.

Business Review

Hong Kong Mobile Business

SmarTone has been growing its business user customer base, with both corporate accounts and individuals. This is attributable to your company's superior network quality, award-winning customer service, as well as the compelling products and services catering to the needs of business users for instant access to information and connectivity anywhere. Recent offerings include an improved version of email **on the go**™, SmarTone's mobile email service, which supports automatic push emails for a range of popular PDAs. Further efforts are being made to expand SmarTone's share in this market.



This year saw more and more SmarTone customers using mobile multimedia services. Number of active SmarTone 8OD™ users increased over 2.5 times to 16% of total postpaid customer base in June 2004, with usage and revenue per user registering healthy growth. Offerings available on SmarTone 8OD™ continue to be enriched with new innovative infotainment and messaging services for different customer segments. These include services allowing customers to post photos or audio visual clips on the Internet for instant sharing and publication; advanced chat services with user anonymity and location search features; and m-commerce services.

Quality of customer base in both business user and consumer markets has been improving, reflected by a 3% increase in blended ARPU for the year to $188. Postpaid ARPU of $211 declined marginally compared to $213 for last year, with the continuing pressure on local voice tariffs largely offset by the increase in usage of roaming and multimedia services. This year-on-year drop masked a 4% increase in postpaid ARPU for the second half of the year to $216 from $207 for the first half. Data services, comprising SMS and multimedia services, grew by approximately 70% compared to June 2003 and accounted for 7% of mobile services revenue in June 2004. This was driven mainly by the substantial increase in multimedia services usage which contributed to approximately half of data services revenue in June 2004. Postpaid churn rate was better than industry average and amounted to 2.6% in June 2004. As at 30 June 2004, there were 1,065,000 customers, an increase of 10% on 966,000 at the end of June 2003.

(Financial figures are expressed in Hong Kong dollars)

SmarTone provides its customers with an increasingly wide choice of handsets, ranging from basic to the most advanced models, and it focuses on encouraging customers to upgrade to advanced multimedia-capable handsets which are critical to new services adoption. Your company has also been working closely with all major vendors to improve the handsets in order to provide better customer experience for multimedia services. Such collaboration includes sharing SmarTone's service concepts and providing input on middleware, software applications, user interface and form factors. Vendors most closely adopting SmarTone's ideas and input have achieved excellent sales, while your company benefits from a better uptake of multimedia services by customers using these handsets.

SmarTone further advances the market recognition for its customer service excellence and consistency, validated by top awards in retail industry competitions and surveys. It has established an unprecedented record in the retail industry in Hong Kong, by winning the Best Team Performance Award for each of the past three years at the Service and Courtesy Award of the Hong Kong Retail Management Association. It has also won the Top Service Award for the telecommunications network service provider category from the readers of the mass circulation Next Magazine for the second consecutive year. SmarTone's commitment to great customer service continues to grow, providing its higher value customers with a higher level of personal service with the recently launched loyalty programme. Further enhancements will enable your company to extend its lead in customer service.

Macau Mobile Business

The mobile business in Macau continues to improve and made an increased contribution to the Group's net profit this year.

Prospects

The Hong Kong market remains challenging, with your company's competitors all focusing on promotional tariffs and aggressive handset subsidies. SmarTone has been competing effectively by offering superior total customer propositions to different market segments and introducing many new services while controlling its cost base. It has demonstrated its resilience and outperformed the industry trend with consistent revenue and profit growth, reflecting the effective execution of its strategy.

Your company aims to commence commercial operation of its 3G network in the fourth quarter of 2004. With territory-wide coverage at launch, the network will offer reliable and robust performance to customers. Further enhancements will continue, with full MTR coverage to be available by late 2005. Compelling 3G-enabled services will be launched progressively to generate new revenue streams. Focusing on customer needs and the total customer experience, SmarTone will deliver substantial improvements on 2.5G by offering richer content, larger variety of services and higher speeds in multimedia delivery.

The commercial launch of 3G will stimulate the usage of multimedia services and deliver revenue enhancement, the extent of which will largely depend on competitive market dynamics and customer adoption of 3G-enabled handsets. Costs will rise, mainly due to higher spending in network operations, sales, marketing and content. To stay competitive with market offerings, SmarTone may need to offer significant subsidies for 3G handsets, amidst rampant discounting and promotional activities of its competitors. Group capital expenditure for the year ended 30 June 2005, excluding the 3G spectrum utilisation fee, is expected to increase to approximately $700 million, compared to $630 million for this year.

SmarTone has been investing in the new paradigm for the mobile business where advanced multimedia services take centre stage. The 3G network is a crucial element of this, and will be instrumental in further enabling new services and stimulating the growth in usage. Notwithstanding the short-term pressure on margins, I am confident that 3G will deliver on its promise and create shareholder value in the longer term.

Appreciation

I would like to take this opportunity to express my gratitude to our customers, shareholders and fellow directors for their continual support, and to our staff for their dedication and hard work.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 16 September 2004

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(Financial figures are expressed in Hong Kong dollars)

Review of financial results

SmarTone continued to deliver improved financial performance in 2003/04. The Group achieved a profit attributable to shareholders of $466 million for 2003/04 compared to $378 million for 2002/03. Group's profit increased during the year as contribution from Hong Kong mobile business, Macau operations and the handset business all showed improvements.



The results for 2003/04 incorporated the financial effect from the adoption of Statement of Standard Accounting Practice 12 (revised) "Income taxes" by the Group with effect from 1 July 2003. This has been applied retrospectively with comparative figures presented being restated to conform to the new policy.

Turnover increased by $535 million to $3,367 million (2002/03: $2,832 million) due to both higher mobile services revenue and handsets sales.

- Mobile services revenue increased by $226 million to $2,489 million (2002/03: $2,263 million). Higher revenues from roaming, multimedia services, prepaid and the Macau operations were partially offset by lower local voice revenue.

  Hong Kong blended ARPU for 2003/04 was $188 (2002/03: $183). This increase reflected the improvement in customer quality. Postpaid ARPU dropped by a modest 1% to $211 (2002/03: $213). Lower postpaid airtime revenue resulting from a general market downtrend of local tariffs was largely offset by the recovery of roaming revenue from the SARS epidemic and the continuous growth of multimedia services revenue. However, this year on year comparison masked a rebound in postpaid ARPU to $216 in the second half from $207 in the first half.

- Handsets and accessories sales increased by $322 million to $878 million (2002/03: $556 million). There was a substantial increase in handsets sold due to the launch of more new handset models with advanced features such as high resolution colour screen; high pixel integrated camera with digital zoom and flash; enhanced video recording, audio and multimedia messaging capabilities; and increased internal dynamic memory with support for expandable storage. GX22 was launched in September 2003 and GX32, the best GSM CameraPhone in the market, was launched in March 2004. Both models received overwhelming response from customers.

Cost of goods sold and services provided increased by $385 million to $1,259 million (2002/03: $874 million) due to higher costs of handsets sold and higher interconnection and IDD costs. This reflected the corresponding increases in handset sales, voice traffic and multimedia services revenues.

Other operating expenses (excluding depreciation and loss on disposal of fixed assets) dropped by $17 million to $1,188 million (2002/03: $1,205 million). Nearly all categories of expenses were lower due to improvements in operational efficiency through process rationalisation and productivity enhancement. The decline in operating expenses was achieved notwithstanding the Group's commitments in bringing the best service quality, network performance and customer experience to the market.

The business achieved earnings before interest, tax, depreciation and amortisation ("EBITDA") for 2003/04 of $919 million (2002/03: $753 million). EBITDA for the second half of 2003/04 was $471 million compared to $448 million for the first half. EBITDA includes all customer acquisition costs and handset subsidy amortisation.

Net finance income dropped by $13 million to $59 million (2002/03: $72 million) due to lower average net cash and debt securities balances and lower deposit interest rates.



The financial performance of the Group's mobile business in Macau continued to improve and it was profitable throughout 2003/04.

Capital structure, liquidity and financial resources

The Group's capital structure changed during the year with the payment of the special and final dividends. Prior to the dividend payments, the Group was financed entirely by share capital and internally generated funds and had no external borrowings. With increased investment in debt securities and the distribution of the special cash dividend, several short term Hong Kong dollar floating rate revolving credit facilities totalling $600 million were arranged. Of these facilities, $150 million was utilised at 30 June 2004.

The Group had a net cash inflow from operating activities of $801 million in 2003/04 as compared to $844 million in 2002/03. This drop was mainly caused by higher working capital requirements for trade receivables and handset inventories at 30 June 2004 compared to 30 June 2003. Requirements for these working capitals fell at 30 June 2003 due to the adverse business impact caused by the SARS epidemic in the second half of 2002/03. Cash resources of the Group, however, remain strong with cash and bank balances and investments in held-to-maturity debt securities, net of external borrowings, of $2,073 million as at 30 June 2004.

Capital expenditure of the Group amounted to $680 million in 2003/04 as compared to $366 million in 2002/03. Majority of the capital expenditure was for 3G network rollout, 2G network upgrade and expansion to further improve network quality and coverage, and purchases of hardware and software for multimedia services provisioning. These items are expected to continue to be the major areas of the Group's capital expenditure in 2004/05.



The directors are of the opinion that the Group can fund its capital expenditure and working capital requirements for 2004/05 with internal cash resources and committed borrowing facilities. The directors do not anticipate any difficulties in securing renewals of these committed borrowing facilities upon their expiry in November 2004.

Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.

The Group's investments in debt securities are denominated in either Hong Kong or United States dollars with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

The Group arranged several committed 1-year Hong Kong dollar denominated revolving credit facilities from various banks totalling $600 million during the year.


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The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower their issuance costs. Total amount of pledged deposits at 30 June 2004 was $326 million (30 June 2003: $392 million).

Functional currency and foreign exchange exposure

The functional currency of the Group is Hong Kong dollar. All material revenue, expenses, assets and liabilities, except its United States dollar bank deposits and debt securities, are denominated in Hong Kong dollars. The Group does not therefore have any significant exposure to foreign currency gains and losses other than those arising due to its United States dollar bank deposits and investments in debt securities. The Group does not undertake any foreign currency hedge.

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 30 June 2004 under these performance bonds was $152 million (30 June 2003: $202 million). All performance bonds were fully cash collateralised using surplus cash deposits.

Lease out, lease back arrangement

A bank, on the Group's behalf, has issued a letter of credit to guarantee the Group's obligations under a lease out lease back arrangement entered into during 1998/99. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Employees and share option scheme

The Group had a total of 1,351 full-time employees at 30 June 2004, majority of which are in Hong Kong. Total staff costs were $359 million in 2003/04 as compared to $360 million in 2002/03.

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes and medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to the participants, including directors and employees, to subscribe for shares of the Company. During the year, the Company issued a total of 9,457,000 share options which are exercisable at an exercise price of $9.00 per share from 5 February 2005 to 4 February 2014.

Through a focused set of initiatives in the areas of human resources development and reward programmes, the Group is striving to build a strong, committed and engaged workforce. The prevailing pay-for-performance culture is able to incentivise and reward employee with outstanding performance, which can lead to a long-term enhancement of the overall calibre of the employees of the Group.


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REPORT OF THE DIRECTORS

(Financial figures are expressed in Hong Kong dollars)

The Directors submit their report together with the audited financial statements for the year ended 30 June 2004.

Principal activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are shown in note 20 to the financial statements.

Results



The results of the Group for the year ended 30 June 2004 are set out in the consolidated profit and loss account on page 36.

Dividend

The Directors recommended the payment of a final dividend of $0.33 per share (2003: $0.27 per share) to the shareholders registered in the Company's register of members as at the close of business on 9 November 2004. The proposed final dividend, together with the interim dividend of $0.20 per share paid by the Company during the year (2003: $0.20 per share), make a total dividend of $0.53 per share for the financial year ended 30 June 2004.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is shown on page 33.

Reserves

Movements in the reserves of the Group and the Company during the year are set out on pages 41 and 42.

Distributable reserves

The reserves available for distribution to the shareholders of the Company amounted to $4,107,678,000 at 30 June 2004 (30 June 2003: $2,207,935,000).

Donations

During the year, charitable and other donations made by the Group amounted to $6,000 (2003: $206,000).

Fixed assets

Details of the movements in fixed assets are shown in note 19 to the financial statements.

Share capital

Details of the movements in share capital of the Company are shown in note 29 to the financial statements.

Directors

The Directors of the Company during the year and up to the date of this report were:

*	Mr. Raymond **Kwok** Ping-luen *Chairman*
	Mr. Douglas **Li** *Chief Executive Officer*
	Mr. Patrick **Chan** Kai-lung
*	Mr. Ernest **Lai** Ho-kai
*	Mr. Michael **Wong** Yick-kam
*	Mr. Andrew **So** Sing-tak
*	Mr. **Cheung** Wing-yui
**	Mr. Eric **Li** Ka-cheung, JP
**	Mr. **Ng** Leung-sing, JP
**	Dr. Sachio **Semmoto**
**	Mr. **Yang** Xiang-dong *(Appointed on 17 December 2003)*

* *Non-Executive Director*
** *Independent Non-Executive Director*

In accordance with Bye-law No. 110(A) of the Company's Bye-laws, Messrs. Raymond Kwok Ping-luen, Patrick Chan Kai-lung, Eric Li Ka-cheung and Ng Leung-sing retire by rotation, and Mr. Yang Xiang-dong retires in accordance with Bye-law No. 101 at the forthcoming annual general meeting. All retiring Directors, being eligible, offer themselves for re-election. All remaining Directors shall continue in office.



The term of office of the Independent Non-Executive Directors shall be governed by the provision of Bye-laws No. 110 and No. 111 of the Company.



(Financial figures are expressed in Hong Kong dollars)

Directors' service contracts

Under an employment contract between the Company and Mr. Douglas Li dated 31 May 2001, Mr. Douglas Li has been appointed to act as Executive Director and Chief Executive Officer of the Group with effect from 17 July 2001. The contract can now be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice) and compensation of 12 months' salary.

Under an employment contract between the Company with Mr. Patrick Chan Kai-lung dated 1 May 2002, Mr. Patrick Chan Kai-lung has been appointed to act as Executive Director of the Group with effect from 15 May 2002. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).



Apart from the above, none of the Directors has a service contract with the Company with a term of more than 3 years and which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

Apart from the connected transactions referred to in this report, no other contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of Directors and senior management

Brief biographical details of the Directors and senior management are set out on pages 29 to 32.

Directors' interests and short positions

At 30 June 2004, the interests of the Directors, chief executive and their respective associates in shares and in respect of equity derivatives, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

Interests in shares and underlying shares of the Company

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others**	**Share options** *(Note)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	2,237,767	—	2,237,767	0.38%
Douglas Li	—	—	—	—	3,000,000	3,000,000	0.51%
Patrick Chan Kai-lung	—	—	—	—	1,103,500	1,103,500	0.19%

Note: Information of the share options are listed below:

Name of director	**Date of grant**	**Exercise price** *$*	**Outstanding at 1 July 2003**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2004**
Douglas Li *(Note 1)*	10 February 2003	9.29	5,000,000	—	2,000,000	—	3,000,000
Patrick Chan Kai-lung *(Notes 2 and 3)*	10 February 2003	9.20	200,000	—	66,500	—	133,500
	5 February 2004	9.00	—	970,000	—	—	970,000

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options are exercisable at $9.00 per share during the period from 5 February 2005 to 4 February 2014. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

Interests in associated corporations

1. Interests in shares and underlying shares of Sun Hung Kai Properties Limited

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others** *(Note 1)*	**Share options** *(Note 2)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	1,079,515,895	75,000	1,079,590,895	44.96%
Michael Wong Yick-kam	70,904	—	—	—	225,000	295,904	0.01%
Ernest Lai Ho-kai	—	—	—	—	36,000	—	0.001%
Eric Li Ka-cheung	—	—	18,000	—	—	18,000	0.0007%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options are listed below:

Name of director	**Date of grant**	**Exercise price** $	**Outstanding at 1 July 2003**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2004**
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	—	—	75,000
Michael Wong Yick-kam	15 February 2000	70.00	150,000	—	—	—	150,000
	16 July 2001	70.00	75,000	—	—	—	75,000
Ernest Lai Ho-kai	16 July 2001	70.00	36,000	—	—	—	36,000

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

(Financial figures are expressed in Hong Kong dollars)

2. Interests in shares and underlying shares of SUNeVision Holdings Ltd.

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others** *(Note 1)*	**Share options** *(Note 2)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	1,742,500	853,333	2,595,833	0.12%
Michael Wong Yick-kam	100,000	—	—	—	420,000	520,000	0.02%
Andrew So Sing-tak	—	—	—	—	800,000	800,000	0.03%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options are listed below:

Name of director	**Date of grant**	**Exercise price** $	**Outstanding at 1 July 2003**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2004**
Raymond Kwok	28 March 2000	10.38	755,000	—	—	251,667	503,333
Ping-luen	7 April 2001	2.34	350,000	—	—	—	350,000
Michael Wong	28 March 2000	10.38	360,000	—	—	120,000	240,000
Yick-kam	7 April 2001	2.34	180,000	—	—	—	180,000
Andrew So	8 July 2002	1.43	400,000	—	—	—	400,000
Sing-tak	29 November 2003	1.59	—	400,000	—	—	400,000

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

3. Interests in shares of other associated corporations

Mr. Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation *(Note)*	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage interests in issued shares
Superindo Company Limited	10	—	—	—	10%
Super Fly Company Limited	10	—	—	—	10%
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
Open Step Limited	—	8	80%	4	40%

Note: Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

The interests of the Directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the Share Option Schemes section below.

Save as disclosed above, at 30 June 2004, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Arrangement to purchase shares or debentures

Other than the share options as mentioned above, at no time during the year was the Company or any of its subsidiaries or the Company's holding company or any subsidiaries of the holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or of any other body corporate.

Directors' interests in competing business

None of the Directors of the Company has interest in any business which may compete with the business of the Group.



(Financial figures are expressed in Hong Kong dollars)

Share Option Schemes

A new share option scheme was adopted by the Company on 15 November 2002 (the "New Share Option Scheme") to replace the share option scheme adopted on 17 October 1996 (the "Old Share Option Scheme") to comply with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company may grant options to the participants to subscribe for shares of the Company pursuant to the terms as set out in the New Share Option Scheme. A summary of the terms of the New Share Option Scheme will be set out below.

At 30 June 2004, the following share options granted to the participants during the year pursuant to the New Share Option Scheme were still outstanding:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2003	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2004
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	5,000,000	—	2,000,000	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	2 May 2003 to 1 May 2012	200,000	—	66,500	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	—	970,000	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	—	8,487,000	—	—	8,487,000

The closing price of the shares of the Company as quoted by the Stock Exchange on 4 February 2004, the trading day preceding the date of grant of the options during the year, was $9.00.

Other than the options stated above, no options had been granted by the Company to the other participants pursuant to the New Share Option Scheme.

The Old Share Option Scheme was terminated by the Company on 15 November 2002. Upon termination of the Old Share Option Scheme, no further options could be granted thereunder but in all other respects, the provisions of the Old Share Option Scheme shall remain in force and all options granted prior to termination shall continue to be valid and exercisable in accordance therewith. At 30 June 2004, there was no share option outstanding under the Old Share Option Scheme.

Save as disclosed above, no share options were granted, exercised, cancelled or lapsed during the year.

Valuation of the share options granted during the year

In assessing the value of the share options granted during the year ended 30 June 2004, the Black-Scholes option pricing model adjusted for dividends (the "Black-Scholes Model") was used. The Black-Scholes Model is one of the generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models set out in Chapter 17 of the Listing Rules. The variables and assumptions adopted in assessing the value of the share options granted during the year under the Black-Scholes Model are as follows:

(a) Risk free interest rate

2.73%, being the weighted average yield of the relevant Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the date of grant (the "measurement date").

(b) Expected life of the options

5 years, being the weighted average expected life of the options as measured from the measurement date.

(c) Expected volatility

41.99%, being the weighted average annualised standard deviation of the continuously compounded rates of return, calculated with reference to the daily closing share prices of the Company, over the most recent historical periods from the measurement date which are commensurate with the expected lives of the options.

(d) Expected dividend

6.3%, being the average dividend yield for the two financial years ended 30 June 2003 and 2004.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the options would have an aggregate value of approximately $18,630,290 represented as follows:

	Number of share options granted during the year	Estimated weighted average value per option $	Estimated value of options granted during the year $
Director			
Patrick Chan Kai-lung	970,000	1.97	1,910,900
Employees	8,487,000	1.97	16,719,390
Total	9,457,000		18,630,290

No adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised. Share capital will be credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted during the year. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

A summary of the principal terms of the New Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a) Purpose

The purpose of the New Share Option Scheme is to reward participants who have made a valuable contribution to the growth of the Group and to enable the Group to recruit and/or to retain employees who are regarded as valuable to the Group or are expected to be able to contribute to the business development of the Group.

(b) Participants

Any employee, agent, consultant or representative of the Company or any of the subsidiaries, including any director of the Company or any of the subsidiaries who has made valuable contribution to the growth of the Group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the Scheme at the invitation of the Directors.

(Financial figures are expressed in Hong Kong dollars)

(c) Maximum number of shares available for issue

The Company can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the New Share Option Scheme. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue from time to time.

At 16 September 2004, the number of shares issuable upon the exercise of the options granted pursuant to the New Share Option Scheme is 12,590,500 shares which represents approximately 2.16% of the issued ordinary shares of the Company.

(d) Maximum entitlement of each participant

The maximum entitlement for any participant is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue.

(e) Time of exercise of option

No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the Scheme is adopted by the Company in general meeting.

(f) Payment on acceptance of option

Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of the Company of $1.00 by way of consideration for the grant must be received by the secretary of the Company within 28 days from the date of the making of such offer.

(g) Basis of determining the exercise price

The option price per share payable upon the exercise of any option will be determined by the Directors upon the grant of such option. It will be at least the higher of (i) the average closing price of a share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the day of offer of such option; (ii) the closing price of a share as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share.

(h) Remaining life of the Scheme

The New Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the Scheme on 15 November 2002.

Disclosable interests and short positions of shareholders under the SFO

At 30 June 2004, the following parties (other than the Directors and chief executive of the Company) had interests of 5% or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	*Note*	Number of shares interested	Percentage of shares to issued share capital
Cellular 8 Holdings Limited ("Cellular 8")	1 and 2	289,364,972	49.61%
Sun Hung Kai Properties Limited ("SHKP")	1 and 2	303,532,897	52.04%
Marathon Asset Management Limited		52,720,373	9.04%

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 289,364,972 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. These subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

Save as disclosed above, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.


Report of the Directors

Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, it is confirmed that there is sufficient public float of the Company's shares in the market at 16 September 2004.

Purchase, sale or redemption of shares

During the year ended 30 June 2004, the Company repurchased 2,290,000 shares on the Stock Exchange. These repurchased shares were subsequently cancelled. Please refer to note 29(d) to the financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) was $18,634,075 of which $18,405,075 was charged against the retained profits and contributed surplus accounts. A sum equivalent to the nominal value of the repurchased shares, amounting to $229,000 was transferred from retained profits to the capital redemption reserve.

Save as disclosed above, at no time during the year ended 30 June 2004 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive rights

There is no provision for pre-emptive rights under either the Company's Bye-laws or the laws in Bermuda.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

The percentages of the Group's purchases attributable to major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	31%
Percentage of purchases attributable to the Group's five largest suppliers	54%

None of the Directors and their associates had an interest in the major suppliers noted above.

During the year, the Group sold less than 30% of its total goods and services to its five largest customers.

(Financial figures are expressed in Hong Kong dollars)

Connected transactions

1. Certain related party transactions as disclosed in note 31 to the financial statements also constituted connected transactions. The following transactions between certain connected persons (as defined in the Listing Rules) and the Company have been entered into and/or are ongoing for which relevant announcements, if necessary, had been made by the Company in accordance with the requirements of the Listing Rules.

   (a) Certain subsidiaries and associates of Sun Hung Kai Properties Limited ("SHKP"), the substantial shareholder of the Company, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them. For the year ended 30 June 2004, rental, licence fees and management fees paid and payable totalled $52,807,000.

   (b) Certain wholly-owned subsidiaries of SHKP provided general insurance services to the Group. For the year ended 30 June 2004, insurance premiums paid and payable were $9,249,000.

   (c) New-Alliance Asset Management (Asia) Limited, an associate of SHKP, has been appointed as the investment manager of the Group's Occupational Retirement Scheme since October 1999. For the year ended 30 June 2004, no fee was paid by the Group as New-Alliance Management (Asia) Limited was remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

   The above transactions have been reviewed by the Company's Independent Non-Executive Directors. The Independent Non-Executive Directors confirmed that these continuing connected transactions were entered into by the Company in the ordinary course of business and on normal commercial terms or terms that were fair and reasonable so far as the shareholders of the Company are concerned.

   The Independent Non-Executive Directors also confirmed that the transactions were entered into in accordance with the terms of the agreements governing such transactions or on terms no less favourable to the Group than terms available to or from independent third parties and that the aggregate amounts of the transactions for the financial year ended 30 June 2004 had not exceeded the relevant maximum amount capped for each category in accordance to the waiver previously granted by the Stock Exchange.

   The auditors of the Company further confirmed that the continuing connected transactions (i) have received the approval of the Company's board of Directors; (ii) have been entered into in accordance with the relevant agreements governing the transactions and (iii) have not exceeded the caps allowed by the Stock Exchange in the previous waiver.

2. On 1 September 2000, a subsidiary of the Company, SmarTone (BVI) Limited subscribed for a 72% interest in the share capital of SmarTone Delta Asia (BVI) Limited and the remaining 28% interest was subscribed for by Delta Asia Group (Holdings) Limited.

   Subsequent to the establishment of SmarTone Delta Asia (BVI) Limited, a shareholders agreement between SmarTone (BVI) Limited and Delta Asia Group (Holdings) Limited was signed on 4 January 2001 whereby both shareholders agreed to establish a wholly-owned subsidiary SmarTone - Comunicações Móveis, S.A. for engaging in public mobile services in the Macau Special Administrative Region. The shareholders agreement also stipulated that the shareholders would provide for the necessary financing, either through external financing or by way of shareholders' loan, to both SmarTone Delta Asia (BVI) Limited and SmarTone - Comunicações Móveis, S.A. in proportion to their respective shareholding. The amount of interest bearing loan due to SmarTone (BVI) Limited at the balance sheet date was $35,280,000.

3. At 30 June 2004, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee of the Company were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

The Audit Committee of the Company has been established since 1999 to provide advice and recommendations to the Board. The majority of the Committee members are Independent Non-Executive Directors and since March 2004, the chairman of the Committee is also an Independent Non-Executive Director. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee held a meeting on 2 September 2004 and reviewed the full year financial statements and reports of the Group for the year ended 30 June 2004. The Committee was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

Code of Best Practice

In the opinion of the Directors, during the accounting period covered by this annual report, the Group has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-Executive Directors were not appointed for specific terms. However, the Non-Executive Directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws.

The Directors adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 of the Listing Rules as the Model Code of the Company regarding securities transactions by directors with effect from 31 March 2004. Since its adoption, the Directors have complied with the required standard set out in the Model Code regarding securities transactions.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules.

On behalf of the Board
Raymond Kwok Ping-luen
Chairman

Hong Kong, 16 September 2004



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DIRECTORS AND MANAGEMENT EXECUTIVES PROFILE

Directors

Raymond KWOK Ping-luen, *Chairman & Non-Executive Director*

Mr. Raymond Kwok (aged 51), was appointed as Director of the Group in April 1992. He holds a Master of Arts degree in Law from Cambridge University, a Master's degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, the controlling shareholder of the Company, Chairman and Chief Executive Officer of SUNeVision Holdings Ltd., a director of The Kowloon Motor Bus Holdings Limited and an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a non-executive director of the Securities and Futures Commission, a director of The Real Estate Developers Association of Hong Kong, a member of the General Committee of The Hong Kong General Chamber of Commerce, a member of the Hong Kong Port Development Council, Vice Chairman of the Council of The Chinese University of Hong Kong. He is also Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust.

Douglas LI, *Executive Director & Chief Executive Officer*

Mr. Douglas Li (aged 50), was appointed Chief Executive Officer of the Group in July 2001. Mr. Li had served as SmarTone's founding CEO from its inception in 1992 until 1996. During that time with the Company, Mr. Li oversaw the rapid expansion and service innovations that laid the foundation for what SmarTone is today. In addition to his experience in mobile communications, Mr Li has considerable experience in corporate finance and direct investment. Mr. Li graduated in Pharmacology from the University of London and is a Chartered Accountant. He worked for KPMG Peat Marwick in both London and Hong Kong, and joined Morgan Grenfell in Hong Kong in 1986. In 1989 Mr. Li joined Sun Hung Kai Properties Limited and was responsible for corporate finance, direct investment and new business development. Mr. Li was Managing Director of Suez Asia Holdings in Hong Kong until he re-joined SmarTone in July 2001.

Patrick CHAN Kai-lung, *Executive Director*

Mr. Patrick Chan (aged 44), was appointed Director of the Group in October 1996. Mr. Chan was the manager of the Strategic Development Department of Sun Hung Kai Properties Limited ("SHKP") before his appointment as Executive Director of the Company in March 2002. Prior to joining SHKP in 1990, he held various positions in the areas of research and investment at leading international banking groups. From December 1994 to May 1996, he was seconded as a full-time member to the Central Policy Unit of the Hong Kong Government. Mr. Chan has over 19 years' experience in investment, corporate finance, planning and investor relations. Mr. Chan holds a Bachelor of Economics (Hon.) degree from the University of Sydney, Australia and a Master of Economics degree from the Australian National University.

Ernest LAI Ho-kai, *Non-Executive Director*

Mr. Ernest Lai (aged 51), was appointed Director of the Company in November 1998. Mr. Lai is the Company Secretary of Sun Hung Kai Properties Limited.

Michael WONG Yick-kam, *Non-Executive Director*

Mr. Michael Wong (aged 52), was appointed Director of the Company in October 2001. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong.

Mr. Wong is an executive director of Sun Hung Kai Properties Limited responsible for strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited. He is also an executive director of SUNeVision Holdings Ltd. and a non-executive director of USI Holdings Limited.

DIRECTORS AND MANAGEMENT EXECUTIVES PROFILE

Andrew SO Sing-tak, *Non-Executive Director*

Mr. Andrew So (aged 39), was appointed Director of the Company in April 2002. Mr. So is the Special Assistant to Mr. Raymond Kwok, Vice Chairman and Managing Director of Sun Hung Kai Properties Limited ("SHKP"). He is involved in developing SHKP's IT-related businesses and formulating growth strategies for SUNeVision Holdings Ltd.

Mr. So holds both a BA from Harvard University and MBA from Harvard Business School and he has over 13 years' experience in management and technology consulting, having worked extensively in the USA, UK, Hong Kong and elsewhere in Asia, formulating and executing strategies for companies in diverse industries.

Prior to joining SHKP Group, Mr. So was Senior Vice President and Managing Director - Greater China, with Digitas Asia Limited, subsidiary of a Nasdaq-listed systems integrator and web solutions provider headquartered in Boston, Massachusetts. He set up Digitas' first office in Asia to serve global and local clients. Before that, Mr. So held the position of Managing Director - Telecommunications, with Scient, a technology solutions provider based in San Francisco, where he led business development and solution delivery for Asian Telecom and Internet clients. He has also worked for the international consulting and systems integration firms Accenture and Cap Gemini, in the USA and Europe.

CHEUNG Wing-yui, *Non-Executive Director*

Mr. Cheung (aged 54), was appointed Director of the Company in March 2003. Mr. Cheung is a director of a number of other publicly listed companies. He is also a non-executive director of SUNeVision Holdings Ltd.

Mr. Cheung is the Vice-Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong and is a Council Member of The Open University of Hong Kong. Mr. Cheung received a Bachelor of Commerce degree in accountancy from the University of New South Wales, Australia. He is a certified practising accountant of the Australian Society of CPAs. Mr. Cheung has been a practising solicitor in Hong Kong since 1979 and is a partner of the law firm Woo, Kwan, Lee & Lo. He was admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore.

Eric LI Ka-cheung, *JP, Independent Non-Executive Director*

Mr. Eric Li (aged 51), GBS, OBE, J.P., LLD, DSocSc., B.A., FHKICPA, FCA, FCPAA, FCIS, was appointed Director of the Company in October 1996. Mr. Li is the senior partner of Li, Tang, Chen & Co., Certified Public Accountants and an independent non-executive director of the Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, Hang Seng Bank Limited, China Vanke Co., Ltd. and China Resources Enterprise Limited. Mr. Li is a member of The 10th National Committee of Chinese People's Political Consultative Conference, a former member of the Legislative Council of Hong Kong and Chairman of its Public Accounts Committee. He is also a past president of Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

NG Leung-sing, *JP, Independent Non-Executive Director*

Mr. Ng (aged 54), was appointed Director of the Company in June 1997. Mr. Ng is a member of the Legislative Council of the Hong Kong Special Administrative Region ("HKSAR") for the second term and the Vice Chairman of The Chiyu Banking Corporation Limited.

Mr. Ng had been appointed as the Chinese Representative of the Sino-British Land Commission and the trustee of HKSAR's Government Land Fund from 1988 to 1997. He was the executive director and general manager of The China and South Sea Bank Limited, Hong Kong from 1990 to 1998. Mr. Ng is a member of the Corporate Contribution Programme Organisation Committee of the Hongkong Community Chest since 1992. Moreover, Mr. Ng has been appointed as a member of the Hong Kong Housing Authority since 1996. In the same year, he was elected as a member of the Provisional Legislative Council of HKSAR and was re-elected in the first Legislative Council in 1998.

Mr. Ng has been a director of Bank of China Group Charitable Foundation Limited since 1996, a member of Mandatory Provident Fund Schemes Advisory Committee since 1998, and a member of Admission of Talents Scheme Selection Committee since 1999. In the same year, Mr. Ng was a committee member of Hong Kong Council of Social Services, and a member of The Council & The Court of The Lingnan University. Mr. Ng is also a member of Fisheries Development Loan Fund Advisory Committee since 2001. He was also appointed as the Justice of the Peace in 2001. In 2004, Mr. Ng was awarded the Silver Bauhinia Star by the HKSAR government.

Sachio SEMMOTO, *Independent Non-Executive Director*

Dr. Sachio Semmoto (aged 61), was appointed Director of the Company in September 2002. He is a graduate of Kyoto University, Japan and received his MS and Ph.D. (Electrical Engineering) from University of Florida, US in 1968 and 1971, respectively.

Dr. Semmoto is Founder and CEO, of eAccess, Ltd., IP/telecom start-up providing high-speed broadband telecommunication services using xDSL technology. Prior to that, he spent 30 years in senior management positions, including Nippon Telephone & Telegraph (NTT), Kyocera and DDI Corp. (KDDI) which he co-founded as Executive Vice President in 1984. From 1996-2000, he was a Professor at the Graduate School of Business Administration, Keio University in Tokyo and a Visiting Professor at Haas School of Business, University of California, Berkeley in 2000. He is a frequent lecturer at Harvard, Stanford and University of Tokyo.

He is also a Fellow of the Institute of Electrical and Electronics Engineers. He co-founded the Japan Academic Society of Ventures and Entrepreneurs as Vice President and has been supporting high tech start-ups in Japan, Hong Kong and the US from high-level managing positions.

YANG Xiang-dong, *Independent Non-Executive Director*

Mr. Yang (aged 39), was appointed Director of the Company in December 2003. He is the Managing Director and Co-head of Asia of The Carlyle Group, focusing on Asian buyout opportunities.

Prior to joining The Carlyle Group, Mr. Yang spent nearly 10 years at Goldman Sachs, and was Managing Director, co-head of private equity investments for Asia ex-Japan and a member of Goldman's Asia Operating Committee. Mr. Yang has led a number of prominent private equity deals in Asia including Goldman's investments in Kookmin Bank of Korea and China Netcom Corporation.

Mr. Yang received his M.B.A. from Harvard Business School and his B.A. degree in Economics from Harvard College.

Mr. Yang is also on the boards of Boto International Holdings Limited, Pacific China Holdings Limited and Taiwan Broadband Communications Company Limited.

Members of Operations Committee

Stephen Chau, *Chief Technology Officer*

Mr. Stephen Chau is a technology veteran in telecommunications with over 18 years' experience. Prior to joining the Group, he was with HK Telecom CSL for more than 6 years, responsible for radio network planning and development. From 1995 to 1996, Mr. Chau was a member of the Radio Spectrum Advisory Committee under the Office of the Telecommunications Authority. He was also a member of the Advisory Committee of the Information Engineering Department of The Chinese University of Hong Kong. He is a member of the Institute of Electrical Engineers, UK and the Institute of Engineers, Australia, as well as a Chartered Engineer of Institute of Electrical Engineers, UK. Mr. Chau holds a Bachelor degree in Electronic Engineering from The Chinese University of Hong Kong.

Rita Hui, *General Manager, Human Resources*

Ms. Rita Hui has more than 22 years' experience in human resources, administration and sales operations, as well as logistics gained from local and multi-national corporations. Before joining the Group in 1995, Ms. Hui was the Regional Personnel Manager for the Asia Pacific zone of an international manufacturing company where she had served for more than 10 years. She is a member of Education Working Party of the Hong Kong Retail Management Association. Ms. Hui has been supporting the Hong Kong Baptist University for their Human Resources Management Mentoring Programme and she was also a committee member of Elite Development Programme of The Chinese University of Hong Kong. She received her Joint Diploma in Personnel Management from the Hong Kong Polytechnic and the Hong Kong Management Association.

DIRECTORS AND MANAGEMENT EXECUTIVES PROFILE

Alex Ip, *Chief Executive Officer of SmarTone (Macau)*

Dr. Alex Ip has over 16 years' experience in international telecommunications. Prior to joining the Group, Dr. Ip was in charge of the Internet and multimedia strategic relations in Asia Pacific for British Telecom ("BT"), with responsibility for developing BT's investment strategy and business in the region. Dr. Ip holds a Ph.D. in Data Communications from Loughborough University in the UK and is a Chartered Engineer. He is also a member of the Institution of Electrical Engineers and the Institute of Electrical and Electronic Engineers.

Chris Lau, *Director of Future Services*

Mr. Chris Lau has extensive experience in telecommunications in North America and Hong Kong. Before joining the Group in 1992, he had held various telecommunications product and services development positions in both mobile and fixed network operators in Canada and Hong Kong for over 12 years. Mr. Lau holds a Bachelor degree in Electrical and Electronic Engineering from the Institute of Science and Technology, University of Manchester, UK, and is a member of the Institute of Electrical Engineers and Association of Professional Engineers of Ontario, Canada.

Christine Wai, *General Manager, Consumer Market, Marketing Division*

Ms. Christine Wai has 15 years' experience in sales and marketing. Prior to joining the Group, Ms. Wai was in charge of interactive development and marketing for American Express International Asia Pacific Australia region where she was responsible for developing the interactive strategy and business for 10 countries in the region. Ms. Wai holds a Bachelor of Arts degree in Chemistry and Economics from the University of California Berkeley, California, USA and Master of Business Administration degree from Columbia University Graduate School of Business, New York, USA.

William Yeung, *Director of Customers Division*

Mr. William Yeung has more than 13 years' experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a Master of Business Administration degree from University of Strathclyde, UK and a Master of Science degree in Electronic Commerce and Internet Computing from the University of Hong Kong.



GROUP FINANCIAL SUMMARY

(Expressed in Hong Kong dollars in millions except per share amounts)

	Year ended 30 June or as at 30 June				
	2004	2003 (restated)	2002 (restated)	2001 (restated)	2000 (restated)
Profit and loss account					
Turnover	**3,367**	2,832	2,401	2,485	2,894
Profit/(loss) attributable to shareholders	**466**	378	57	(252)	(257)
Earnings/(loss) per share ($)	**0.80**	0.65	0.10	(0.42)	(0.43)
Dividends					
Total dividend	**309**	2,315	41	Nil	96
Total per share for the year ($)	**0.53**	0.47	0.07	Nil	0.16
Special cash dividend per share ($)	**Nil**	3.50	Nil	Nil	Nil
Balance sheet					
Non-current assets	**3,119**	2,423	2,458	2,137	2,332
Net current assets	**499**	2,977	2,691	2,993	3,137
Total assets less current liabilities	**3,618**	5,400	5,149	5,130	5,469
Non-current liabilities	**(131)**	(58)	(21)	—	—
Minority interest	**(21)**	(20)	(17)	(6)	—
Net assets	**3,466**	5,322	5,111	5,124	5,469
Share capital	**58**	58	58	59	60
Reserves	**3,408**	5,264	5,053	5,065	5,409
Shareholders' funds	**3,466**	5,322	5,111	5,124	5,469

Note: The results for each of the four years ended 30 June 2000, 2001, 2002 and 2003 and the assets and liabilities as at 30 June 2000, 2001, 2002 and 2003 have been restated to reflect the effect of the adoption of SSAP 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants as explained in Note 10 to the financial statements.


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REPORT OF THE AUDITORS

To the shareholders of
SmarTone Telecommunications Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 36 to 70 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16 September 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

	Note	**2004**	2003
		$000	$000
			(restated)
Turnover	2	**3,367,036**	2,831,538
Cost of goods sold and services provided	4	**(1,259,478)**	(873,581)
Gross profit		**2,107,558**	1,957,957
Other operating expenses	5	**(1,615,953)**	(1,606,392)
Operating profit	6	**491,605**	351,565
Finance income	7	**60,468**	72,140
Finance costs	8	**(1,164)**	—
Share of loss of an associate		**—**	(16,620)
Profit before taxation		**550,909**	407,085
Taxation	11	**(78,625)**	(28,593)
Profit after taxation		**472,284**	378,492
Minority interest		**(5,830)**	(157)
Profit attributable to shareholders	15	**466,454**	378,335
Dividends	16		
Attributable to the year		**309,274**	274,017
Special cash dividend		**—**	2,040,552
Earnings per share	17		
Basic		**$0.80**	$0.65
Diluted		**$0.80**	N/A
EBITDA	18	**919,067**	753,288

CONSOLIDATED BALANCE SHEET

At 30 June 2004
(Expressed in Hong Kong dollars)

	Note	**2004** **$000**	2003 $000 (restated)
Non-current assets			
Fixed assets	19	**1,953,794**	1,703,220
Interest in an associate	21	**3,050**	3,050
Investments	22	**1,146,297**	701,092
Deferred expenditure	23	**12,991**	7,554
Deferred tax assets	28	**2,857**	8,417
		3,118,989	2,423,333
Current assets			
Inventories	24	**124,230**	29,605
Investments	22	**471,081**	53,387
Trade receivables	25	**167,279**	103,200
Deposits and prepayments		**125,370**	100,993
Other receivables		**41,490**	25,034
Cash and bank balances	26	**653,808**	3,212,864
		1,583,258	3,525,083
Current liabilities			
Trade payables	27	**154,853**	145,902
Other payables and accruals		**681,817**	297,482
Customers' deposits		**24,744**	26,878
Deferred income		**72,408**	78,058
Unsecured bank loans		**150,000**	—
		1,083,822	548,320
Net current assets		**499,436**	2,976,763
Total assets less current liabilities		**3,618,425**	5,400,096
Non-current liabilities			
Deferred tax liabilities	28	**131,068**	58,003
Minority interest		**21,407**	20,471
NET ASSETS		**3,465,950**	5,321,622
CAPITAL AND RESERVES			
Share capital	29	**58,331**	58,301
Reserves		**3,407,619**	5,263,321
		3,465,950	5,321,622

Raymond Kwok Ping-luen
Director
16 September 2004

Douglas Li
Director
16 September 2004

BALANCE SHEET

At 30 June 2004
(Expressed in Hong Kong dollars)

	Note	2004 $000	2003 $000
Non-current assets			
Investments in subsidiaries	20	**3,845,897**	6,096,084
Current assets			
Prepayments		**162**	—
Other receivables		**120**	811
Cash and bank balances	26	**324,054**	390,807
		324,336	391,618
Current liabilities			
Other payables and accruals		**1,586**	488
Net current assets		**322,750**	391,130
NET ASSETS		**4,168,647**	6,487,214
CAPITAL AND RESERVES			
Share capital	29	**58,331**	58,301
Reserves		**4,110,316**	6,428,913
		4,168,647	6,487,214

Raymond Kwok Ping-luen
Director
16 September 2004

Douglas Li
Director
16 September 2004

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

	Note	**2004** **$000**	2003 $000
Operating activities			
Profit before taxation		**550,909**	407,085
Adjustments for:			
Depreciation		**412,193**	399,946
Amortisation of deferred expenditure		**24,637**	11,710
Loss on disposal of fixed assets		**15,269**	1,777
Finance income		**(60,468)**	(72,140)
Finance costs		**1,164**	—
Share of loss of an associate		**—**	16,620
Exchange loss		**19**	—
Operating profit before changes in working capital		**943,723**	764,998
(Increase)/decrease in inventories		**(94,625)**	4,851
(Increase)/decrease in trade receivables, deposits, prepayments and other receivables		**(100,425)**	103,876
Increase/(decrease) in payables, accruals, customers'deposits and deferred income		**52,317**	(29,822)
Cash generated from operations		**800,990**	843,903
Tax paid			
Hong Kong profits tax paid		**—**	(14)
Net cash from operating activities		**800,990**	843,889
Investing activities			
Payment for purchase of fixed assets		**(343,382)**	(395,523)
Proceeds from disposal of fixed assets		**2,357**	691
Additional advance to an associate		**—**	(731)
Payment for purchase of investment securities		**(7,511)**	(6,931)
Payment for purchase of held-to-maturity debt securities		**(945,841)**	(684,728)
Proceeds from disposal of held-to-maturity debt securities	22	**68,259**	601,883
Additions to deferred expenditure		**(30,074)**	(14,960)
Interest received		**74,260**	90,762
Net cash used in investing activities		**(1,181,932)**	(409,537)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

	Note	**2004**	2003
		$000	$000
Financing activities			
Proceeds from shares issued under share option scheme		**19,192**	—
Payment for repurchase of shares		**(18,634)**	(25,370)
Contribution from a minority shareholder to a subsidiary company		**—**	3,262
Repayment of shareholder's loan from a minority shareholder		**(4,894)**	—
Decrease in pledged bank deposits		**66,519**	133,263
Proceeds from new bank loans		**600,000**	—
Repayment of bank loans		**(450,000)**	—
Dividends paid		**(2,322,710)**	(142,887)
Finance costs paid		**(1,134)**	—
Net cash used in financing activities		**(2,111,661)**	(31,732)
Net (decrease)/increase in cash and cash equivalents		**(2,492,603)**	402,620
Cash and cash equivalents at 1 July		**2,820,725**	2,418,105
Effect of foreign exchange rates changes		**66**	—
Cash and cash equivalents at 30 June	26	**328,188**	2,820,725

STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Exchange reserve $000	Retained profits $000	Total $000
Group							
At 1 July 2002, as previously reported	58,435	4,229,260	2,150	199,800	—	642,892	5,132,537
Prior year adjustment in respect of deferred tax (note 10)	—	—	—	—	—	(20,993)	(20,993)
At 1 July 2002, as restated	58,435	4,229,260	2,150	199,800	—	621,899	5,111,544
Issue of new shares in lieu of cash dividend	177	14,316	—	—	—	(14,493)	—
Repurchases of shares	(311)	(25,059)	311	—	—	(311)	(25,370)
Payment of 2002 final dividend	—	—	—	—	—	(26,284)	(26,284)
Payment of 2003 interim dividend	—	—	—	—	—	(116,603)	(116,603)
Profit for the year	—	—	—	—	—	378,335	378,335
At 30 June 2003	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
At 1 July 2003, as previously reported	58,301	4,218,517	2,461	199,800	—	893,016	5,372,095
Prior year adjustment in respect of deferred tax (note 10)	—	—	—	—	—	(50,473)	(50,473)
At 1 July 2003, as restated	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
Issue of new shares upon exercise of share options	207	18,985	—	—	—	—	19,192
Repurchases of shares	(177)	—	177	(18,405)	—	(229)	(18,634)
Cancellation of share premium	—	(4,237,502)	—	4,237,502	—	—	—
Payment of 2003 final dividend	—	—	—	—	—	(157,972)	(157,972)
Payment of special cash dividend	—	—	—	(2,047,785)	—	—	(2,047,785)
Payment of 2004 interim dividend	—	—	—	—	—	(116,953)	(116,953)
Exchange translation differences and net gain not recognised in the profit and loss account	—	—	—	—	26	—	26
Profit for the year	—	—	—	—	—	466,454	466,454
At 30 June 2004	**58,331**	**—**	**2,638**	**2,371,112**	**26**	**1,033,843**	**3,465,950**

STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
Company						
At 1 July 2002	58,435	4,229,260	2,150	938,989	332	5,229,166
Issue of new shares in lieu of cash dividend	177	14,316	—	—	(14,493)	—
Repurchases of shares	(311)	(25,059)	311	—	(311)	(25,370)
Payment of 2002 final dividend	—	—	—	—	(26,284)	(26,284)
Payment of 2003 interim dividend	—	—	—	—	(116,603)	(116,603)
Profit for the year	—	—	—	—	1,426,305	1,426,305
At 30 June 2003	58,301	4,218,517	2,461	938,989	1,268,946	6,487,214
At 1 July 2003	58,301	4,218,517	2,461	938,989	1,268,946	6,487,214
Issue of new shares upon exercise of share options	207	18,985	—	—	—	19,192
Repurchases of shares	(177)	—	177	(18,405)	(229)	(18,634)
Cancellation of share premium	—	(4,237,502)	—	4,237,502	—	—
Payment of 2003 final dividend	—	—	—	—	(157,972)	(157,972)
Payment of special cash dividend	—	—	—	(2,047,785)	—	(2,047,785)
Payment of 2004 interim dividend	—	—	—	—	(116,953)	(116,953)
Profit for the year	—	—	—	—	3,585	3,585
At 30 June 2004	**58,331**	**—**	**2,638**	**3,110,301**	**997,377**	**4,168,647**

The contributed surplus account of the Group at 1 July 2002 and 2003 represented the difference between the nominal value of the share capital and share premium of a subsidiary acquired pursuant to a group reorganisation in October 1996, and the nominal value of the Company's shares issued in exchange.

The contributed surplus account of the Company at 1 July 2002 and 2003 represented the difference between the nominal value of the Company's shares issued in exchange for the issued share capital of the subsidiaries acquired and the net asset value of the subsidiaries acquired.

Following the passing of a special resolution at the Annual General Meeting of the Company held on 7 November 2003, the share premium account was cancelled and the entire balance of the account amounting to $4,237,502,000 was transferred to the contributed surplus account.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account is distributable to shareholders.

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

1 Principal accounting policies

a Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The effect from the adoption of SSAP 12 (revised) "Income taxes" is set out in note 10. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

b Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

c Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 30 June.

Subsidiaries are those entities in which the Group, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 Principal accounting policies *(continued)*

d Associated company

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in the associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

e Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 July 2001 was eliminated against reserves.

Where an indication of impairment exists, the carrying amount of any goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

f Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land and buildings	Over the lease term
Leasehold improvements	Over the lease term
Network and testing equipment	10% - 50%
Computer, billing and office telephone equipment	20% - 33$\frac{1}{3}$%
Other fixed assets	20% - 33$\frac{1}{3}$%

The cost of the network comprises assets and equipment of the digital mobile radio telephone network purchased at cost. Depreciation of each part of the network commences from the date of launch of the relevant services.

No depreciation is provided for any part of the network under construction, including the equipment therein.

Other fixed assets comprise motor vehicles, equipment, furniture and fixtures.

The gain or loss arising from the disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

1 Principal accounting policies *(continued)*

f Fixed assets *(continued)*

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that any fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

g Telecommunications licence for third generation ("3G") services

Expenditure on acquiring the Group's 3G licence telecommunications spectrum in Hong Kong includes spectrum utilisation fees payable for the allocation of specific spectrum and the annual royalties payable in accordance with the Group's 3G licence. Such fees and royalties payable prior to the launch of commercial services are integral to the development and construction of the related network and are deferred and included within fixed assets. Depreciation will be provided from the commencement of services over the shorter of the remaining life of the licence or the estimated useful life of the fixed assets.

h Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Assets acquired under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods. Impairment losses are accounted for in accordance with the accounting policy as set out in note 1f.

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account on a straight-line basis over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made.

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

1 Principal accounting policies *(continued)*

i Investments

(i) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Held-to-maturity debt securities

Debt securities which are intended to be held until maturity are stated in the balance sheet at cost plus or minus any discount or premium amortised to date. The discount or premium on acquisition is amortised over the period to maturity and included as interest income in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity debt securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense.

j Deferred expenditure

(i) Licence application expenditure

Licence application expenditure is deferred and amortised over the term of the relevant licence.

(ii) Handset subsidies

The costs relating to handset subsidies provided to customers are deferred and amortised on a straight-line basis over the estimated subscription life of twelve months on average.

k Inventories

Inventories, comprising handsets and accessories, are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

l Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

1 Principal accounting policies *(continued)*

m Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are also included.

n Provisions

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation. .

o Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability of annual leave arising from services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity or paternity leave and marriage leave are not recognised until the time of leave.

(ii) Profit sharing and bonus plans

Provisions are established for profit sharing and bonus plans expected to be payable within twelve months of the balance sheet date. Provisions are only recognised when the Group has a present legal or constructive obligation arising from services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefits

Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

(iv) Employee share option schemes

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, the amount of the proceeds received is credited to share capital and share premium account.

1 Principal accounting policies *(continued)*

p Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

q Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

1 Principal accounting policies *(continued)*

r Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) Mobile and Internet related services

Revenue from mobile and Internet related services is measured based on the usage of the Group's telecommunications network and facilities and is recognised when the services are rendered. Mobile service revenue in respect of standard service plans billed in advance is deferred and included under deferred income.

(iii) Interest income

Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

s Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

t Borrowing costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

u Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2 Turnover

The Group is principally engaged in the provision of mobile services and the sale of mobile telephones and accessories. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2004	2003
	$000	$000
Mobile services	**2,489,007**	2,263,140
Mobile telephone and accessory sales	**878,029**	556,120
Internet services (note 9)	**—**	12,278
	3,367,036	2,831,538

3 Segment reporting

For the years ended 30 June 2003 and 2004, more than 90% of the Group's turnover, operating profit and operating assets were attributable to its mobile communications operations in the Special Administrative Regions of Hong Kong and Macau. Accordingly, no analysis by either business or geographical segment is included in these financial statements.

4 Cost of goods sold and services provided

	2004	2003
	$000	$000
Cost of goods sold	**848,871**	552,499
Interconnect and international telecommunications charges	**351,892**	280,254
Other	**58,715**	40,828
	1,259,478	873,581

5 Other operating expenses

	2004	2003
	$000	$000
Network costs	**449,339**	456,022
Staff costs	**358,936**	360,104
Sales and marketing expenses	**153,783**	158,990
Rental and utilities	**102,889**	106,090
Other operating expenses	**123,544**	123,463
Depreciation	**412,193**	399,946
Loss on disposal of fixed assets	**15,269**	1,777
	1,615,953	1,606,392

6 Operating profit

Operating profit is arrived at after charging:

	2004 $000	2003 $000
Depreciation		
Owned fixed assets	**280,495**	257,705
Leased fixed assets	**131,698**	142,241
Amortisation of deferred expenditure	**24,637**	11,710
Operating lease rentals for land and buildings, transmission sites and leased lines	**405,937**	442,336
Auditors' remuneration	**1,020**	1,070
Net exchange loss	**4,865**	268
Provision for bad and doubtful debts	**12,841**	18,848
Contributions to defined contribution plans* (note 14)	**14,750**	18,437

* Net of forfeited contributions of $4,366,000 (2003: $2,617,000).

7 Finance income

	2004 $000	2003 $000
Interest income from debt securities		
Listed	**19,559**	17,365
Unlisted	**28,257**	16,899
Net realised loss on disposal of listed debt securities (note 22)	**—**	(6,336)
	47,816	27,928
Interest income from deposits with banks and other financial institutions	**12,652**	44,212
	60,468	72,140

8 Finance costs

	2004 $000	2003 $000
Interest expense on bank loans repayable within five years	**974**	—
Other borrowing costs	**190**	—
	1,164	—

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

9 Discontinued operation

During October to December 2002, the Group discontinued providing fixed broadband and narrowband Internet access services ('Internet services') to its retail customers. The Group also entered into an arrangement with another Internet service provider to ensure continuity of service to its former retail customers. The business was closed in June 2003. The turnover and results, cash flows and assets and liabilities of the Internet services business segment were as follows:

	2004	2003
	$000	$000
Turnover and results		
Turnover	**—**	12,278
Interest income	**—**	2
Operating costs	**(112)**	(10,477)
Operating (loss)/profit	**(112)**	1,803
Cash flows		
Net operating cash outflow	**(270)**	(1,445)
Net investing cash inflow	**—**	2
Total net cash outflow	**(270)**	(1,443)
Assets and liabilities		
Current assets	**598**	902
Total liabilities	**(256)**	(718)
Net assets	**342**	184

The above assets and liabilities exclude intragroup payables and receivables.

The Group had not entered into any sale agreements for any assets of the discontinued operation. Accordingly, no profit or loss on disposal of any asset arose.

10 Adoption of SSAP 12 (revised) "Income taxes"

In prior years, deferred tax liabilities were provided in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 July 2003, in order to comply with SSAP 12 (revised) "Income taxes" issued by the HKICPA, the Group adopted a new policy for deferred tax as set out in note 1p. As a result of the adoption of this accounting policy, the Group's profit for the year, net of minority interest, has been declined by $77,957,000 (2003: $29,480,000) and the net assets at the year end have been declined by $128,430,000 (2003: $50,473,000).

The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

11 Taxation

a Taxation in the consolidated profit and loss account

	2004 $000	2003 $000 (restated)
Deferred tax (note 28)		
Origination and reversal of temporary differences	**78,625**	26,625
Effect of increase in tax rate on deferred tax balances at 1 July	**—**	1,968
	78,625	28,593

No provision has been made for Hong Kong or overseas taxation for the year as the Group has sufficient tax losses brought forward to offset the assessable profits for the year (2003: Nil).

b Reconciliation between taxation charge and accounting profit at Hong Kong tax rate

	2004 $000	2003 $000 (restated)
Profit before taxation	**550,909**	407,085
Notional tax on profit before taxation, calculated at Hong Kong tax rate of 17.5% (2003: 17.5%)	**96,409**	71,240
Effect of different tax rates in other countries	**(576)**	—
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**—**	1,968
Tax effect of non-deductible expenses	**2,939**	5,215
Tax effect of non-taxable revenue	**(10,106)**	(10,574)
Tax effect of current tax losses not recognised	**929**	1,720
Recognition of previously unrecognised tax losses	**(10,556)**	(70,201)
(Reversal)/charge of previously over/underprovided temporary differences	**(414)**	29,225
Taxation charge	**78,625**	28,593

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

12 Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2004	2003
	$000	$000
Non-executive directors		
Fees	**1,060**	945
Executive directors		
Fees	**160**	160
Salaries and allowances	**9,396**	9,452
Bonuses	**4,230**	260
Retirement scheme contributions	**673**	809
	14,459	10,681
	15,519	11,626

During the years ended 30 June 2003 and 2004, no director

- received any emoluments from Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Company, in respect of their services to the Group;
- waived any right to receive emoluments; or
- received any amount as inducement to join the Group or as compensation for loss of office.

In addition to the above emoluments, a director was granted share options under the Company's share option scheme during the year. The details of these benefits in kind are disclosed under the section "Share Option Schemes" in the Report of the Directors and note 30.

The emoluments of the directors are within the following bands:

	2004	2003
	Number of directors	Number of directors
$0 - $1,000,000	**9**	12
$3,000,001 - $3,500,000	**1**	1
$7,000,001 - $7,500,000	**—**	1
$11,000,001 - $11,500,000	**1**	—
	11	14

13 Five highest paid individuals

Of the five highest paid individuals, two (2003: two) are directors whose emoluments are disclosed in note 12. The aggregate of the emoluments in respect of the other three (2003: three) individuals are as follows:

	2004	2003
	$000	$000
Salaries and allowances	**6,746**	6,893
Bonuses	**600**	448
Retirement scheme contributions	**627**	624
	7,973	7,965

In addition to the above emoluments, the three highest paid individuals were granted share options under the Company's share option scheme during the year. The details of these benefits in kind are disclosed under the section "Share Option Schemes" in the Report of the Directors and note 30.

The emoluments of the three (2003: three) highest paid individuals are within the following bands:

	2004	2003
	Number of individuals	Number of individuals
$2,000,001 - $2,500,000	**1**	1
$2,500,001 - $3,000,000	**1**	2
$3,000,001 - $3,500,000	**1**	—
	3	3

14 Employee retirement benefits

The Group participates in two defined contribution retirement schemes, an Occupational Retirement Scheme and a Mandatory Provident Fund Scheme, for employees (together "the Schemes"). The assets of the Schemes are held separately from those of the Group in funds administered independently of the Group's management.

Contributions to the Occupational Retirement Scheme by the Group and the employees are calculated as specified percentages of each employee's basic salary. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. At 30 June 2003 and 2004, all available forfeited contributions had been utilised by the Group to reduce its contributions payable.

A Mandatory Provident Fund Scheme was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the Group's employees may elect to join the Mandatory Provident Fund Scheme. Both the Group and the employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000. Contributions to the scheme vest immediately.

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

15 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a profit of $3,585,000 (2003: $1,426,305,000) which has been dealt with in the financial statements of the Company.

16 Dividends

	2004	2003
	$000	$000
Interim, paid, of $0.20 (2003: $0.20) per share	**116,953**	116,603
Final, proposed, of $0.33 (2003: $0.27) per share	**192,321**	157,414*
Attributable to the year	**309,274**	274,017
Special cash dividend, proposed, of nil (2003: $3.50) per share	**—**	2,040,552*
	309,274	2,314,569

* The actual 2003 final and special dividend paid during the year ended 30 June 2004 and reflected as an appropriation of retained profits in the year was $157,972,000 and $2,047,785,000 respectively based on a total number of 585,081,428 shares in issue on the ex-dividend date.

At a meeting held on 16 September 2004, the directors proposed a final dividend of $0.33 per share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2005.

17 Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of $466,454,000 (2003 (restated): $378,335,000).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 584,194,428 (2003: 583,327,626). The diluted earnings per share is based on 584,388,352 shares which is the weighted average number of shares in issue during the year plus the weighted average number of 193,924 shares deemed to be issued at no consideration if all outstanding options had been exercised.

No diluted earnings per share was presented for the year ended 30 June 2003 as there were no potentially dilutive shares outstanding.

18 EBITDA

EBITDA represents earnings before finance income and finance costs, depreciation and loss on disposal of fixed assets, share of loss of associate, taxation and minority interest. EBITDA includes all costs in relation to customer acquisition and amortisation of handset subsidies.

19 Fixed assets

	Medium term leasehold land and buildings in Hong Kong $000	Leasehold improvements $000	Network and testing equipment $000	Computer, billing and office telephone equipment $000	Other fixed assets $000	Network under construction $000	Total $000
Cost							
At 1 July 2003	8,000	162,056	3,130,456	465,099	62,885	322,229	4,150,725
Additions	—	20,342	22,167	45,611	10,663	581,661	680,444
Reclassifications	—	—	244,453	—	2	(244,455)	—
Disposals	—	(1,296)	(121,626)	(8,802)	(8,561)	(19,398)	(159,683)
Exchange adjustment	—	(21)	—	(29)	(1)	—	(51)
At 30 June 2004	**8,000**	**181,081**	**3,275,450**	**501,879**	**64,988**	**640,037**	**4,671,435**
Accumulated depreciation and impairment loss							
At 1 July 2003	8,000	139,174	1,803,367	403,996	52,545	40,423	2,447,505
Charge for the year	—	11,843	362,612	29,229	8,509	—	412,193
Written back on disposals	—	(1,093)	(116,546)	(8,398)	(7,536)	(8,484)	(142,057)
At 30 June 2004	**8,000**	**149,924**	**2,049,433**	**424,827**	**53,518**	**31,939**	**2,717,641**
Net book value							
At 30 June 2004	**—**	**31,157**	**1,226,017**	**77,052**	**11,470**	**608,098**	**1,953,794**
At 30 June 2003	—	22,882	1,327,089	61,103	10,340	281,806	1,703,220

At 30 June 2004, the net book value of fixed assets held by the Group under finance leases amounted to $525,848,340 (2003: $657,828,203).

Included within network under construction are capitalised 3G spectrum utilisation fees of $136,091,000 (2003: $86,091,000).

20 Investments in subsidiaries

	2004	2003
	$000	$000
Unlisted shares, at cost	**939,189**	939,189
Amounts due from subsidiaries, less provision	**2,906,708**	5,186,282
	3,845,897	6,125,471
Amount due to a subsidiary	**—**	(29,387)
	3,845,897	6,096,084

Amounts due from/(to) subsidiaries are unsecured and interest-free, and are not expected to be repayable within the next twelve months.

Particulars of the principal subsidiaries at 30 June 2004 are as follows:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Group equity interest
SmarTone (BVI) Limited*	The British Virgin Islands ("BVI")	Investment holding and group financing in BVI	1,000 ordinary shares of US$1 each	100%
SmarTone Mobile Communications Limited	Hong Kong	Provision of digital radio telephone services and sales of mobile telephones and accessories in Hong Kong	100,000,000 ordinary shares of $1 each	100%
SmarTone 3G Limited	Hong Kong	Provision of 3G mobile radio telephone services in Hong Kong	2 ordinary shares of $1 each	100%
SmarTone Telecommunications Services (China) Limited	Hong Kong	Provision of agency and consultancy services in Hong Kong and Mainland China	2 ordinary shares of $1 each	100%
SmarTone-Comunicações Moveis S.A.	Macau	Provision of digital mobile radio telephone services and sales of mobile telephones and accessories in Macau	100,000 share of MOP100 each	72%

* Subsidiary held directly by the Company.

All of the above subsidiaries are limited liability companies.

21 Interest in an associate

	2004 $000	2003 $000
Share of net assets	—	—
Amount due from an associate, less provision	**3,050**	3,050
	3,050	3,050

Amount due from an associate is unsecured and interest free, and has no fixed terms of repayment.

Particulars of the associate at 30 June 2004 are as follows:

Name	Place of incorporation and operation	Principal activity	Particulars of issued shares held	Interest held
New Top Finance Limited	The British Virgin Islands	Investment holding	375 ordinary shares of US$1 each	37.5%

22 Investments

	2004 $000	2003 $000
Investment securities		
Unlisted equity securities	**47,744**	44,144
Held-to-maturity debt securities		
Listed outside Hong Kong	**595,204**	367,287
Unlisted	**974,430**	343,048
	1,569,634	710,335
Less: Debt securities maturing within one year of the balance sheet date included under current assets	**(471,081)**	(53,387)
	1,098,553	656,948
Total non-current investments	**1,146,297**	701,092
Market value of listed securities	**592,683**	379,186

22 Investments *(continued)*

During the year ended 30 June 2004, no loss (2003: a loss of $6,336,000) arose on the disposal of certain listed held-to-maturity debt securities as follows:

	2004	2003
	$000	$000
Proceeds from sale of securities	**—**	172,883
Proceeds from early redemption of securities	**15,600**	429,000
Proceeds from maturity of securities	**52,659**	—
Total proceeds received	**68,259**	601,883
Carrying value at dates of sale/redemption/maturity	**(68,259)**	(608,219)
Net realised loss on disposal	**—**	(6,336)

The held-to-maturity debt securities sold during the year ended 30 June 2003 were disposed of prior to maturity as a precautionary measure in light of the deteriorating credit quality of the issuers of the securities at that time.

The early redemption of held-to-maturity debt securities arose as the issuers of the securities exercised their mandatory rights and was not at the discretion of the Group.

23 Deferred expenditure

	2004			2003		
	Handset subsidies	**Licence application expenditure**	**Total**	Handset subsidies	Licence application expenditure	Total
	$000	**$000**	**$000**	$000	$000	$000
Net book value at 1 July	**7,554**	**—**	**7,554**	4,270	34	4,304
Additions	**30,074**	**—**	**30,074**	14,960	—	14,960
Amortisation for the year	**(24,637)**	**—**	**(24,637)**	(11,676)	(34)	(11,710)
Net book value at 30 June	**12,991**	**—**	**12,991**	7,554	—	7,554

At 30 June 2004, cost and accumulated amortisation of handset subsidies was $27,604,000 (2003: $787,912,000) and $14,613,000 (2003: $780,358,000) respectively. Licence application expenditure were both nil (2003: both $4,159,000).

24 Inventories

Inventories represent goods held for re-sale. At 30 June 2004, inventories carried at cost and inventories carried at net realisable value amounted to $123,924,000 (2003: $29,026,000) and $306,000 (2003: $579,000) respectively.

25 Trade receivables

The Group allows an average credit period of thirty days to its subscribers and other customers. An ageing analysis of trade receivables, net of provisions, is as follows:

	2004	2003
	$000	$000
Current to 30 days	**144,386**	92,423
31 - 60 days	**18,283**	7,992
61 - 90 days	**3,920**	2,785
Over 90 days	**690**	—
	167,279	103,200

26 Cash and bank balances

	Group		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Pledged bank deposits	**325,620**	392,139	**321,293**	387,812
Cash and cash equivalents	**328,188**	2,820,725	**2,761**	2,995
	653,808	3,212,864	**324,054**	390,807

Of the pledged bank deposits, $150,000,000 (2003: $200,000,000) has been pledged as cash collateral for the Group's 3G licence performance bond as referred to in note 33 - 'Contingent liabilities'.

27 Trade payables

An ageing analysis of trade payables is as follows:

	2004	2003
	$000	$000
Current to 30 days	**64,374**	66,428
31 - 60 days	**53,004**	33,786
61 - 90 days	**15,774**	14,111
Over 90 days	**21,701**	31,577
	154,853	145,902

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

28 Deferred taxation

Deferred taxation for the Group's temporary differences arising from operations in Hong Kong and overseas is calculated at 17.5% (2003: 17.5%) and the appropriate current rates of taxation ruling in the relevant countries respectively.

The component of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation $000	Tax losses $000	Total $000
At 1 July 2002, as previously reported	—	—	—
Prior year adjustment	112,142	(91,149)	20,993
At 1 July 2002, as restated	112,142	(91,149)	20,993
Charged to consolidated profit and loss account (note 11a)	16,751	11,842	28,593
At 30 June 2003	128,893	(79,307)	49,586
At 1 July 2003, as previously reported	—	—	—
Prior year adjustment	128,893	(79,307)	49,586
At 1 July 2003, as restated	128,893	(79,307)	49,586
Charged to consolidated profit and loss account (note 11a)	6,199	72,426	78,625
At 30 June 2004	**135,092**	**(6,881)**	**128,211**

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004 $000	2003 $000
Deferred tax assets	**(2,857)**	(8,417)
Deferred tax liabilities	**131,068**	58,003
	128,211	49,586

The Group has not recognised deferred tax assets in respect of tax losses of $49,251,000 (2003: $55,467,000). The tax losses do not expire under current tax legislation.

29 Share capital

	Shares of $0.1 each	$000
Authorised		
At 1 July 2003 and 30 June 2004	1,000,000,000	100,000
Issued and fully paid		
At 1 July 2002	584,352,842	58,435
Issue of new shares in lieu of cash dividend (note a)	1,769,586	177
Repurchases of shares (note b)	(3,107,500)	(311)
At 30 June 2003	583,014,928	58,301
At 1 July 2003	583,014,928	58,301
Issue of new shares upon exercise of share options (note c)	2,066,500	207
Repurchases of shares (note d)	(1,769,500)	(177)
At 30 June 2004	**583,311,928**	**58,331**

Notes:

a On 24 September 2002, the Company proposed a final dividend of $0.07 on its shares for the year ended 30 June 2002. The Company offered its shareholders a scrip dividend alternative under which shareholders could elect to receive shares in lieu of the cash dividend. On 18 November 2002, 1,769,586 shares of $0.10 each were issued as fully paid under the scrip dividend alternative, at a value of $8.19 per share. A premium of $14,316,000 arose in respect of the issue.

b During the year ended 30 June 2003, the Company repurchased 3,107,500 shares on The Stock Exchange of Hong Kong Limited. These repurchased shares were cancelled prior to 30 June 2003 and the amount by which the Company's issued share capital was diminished was transferred to the capital redemption reserve.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share		Aggregate price paid
		Highest	Lowest	$000
July 2002	109,500	$7.95	$7.90	865
August 2002	1,712,000	$8.25	$7.60	13,587
January 2003	908,500	$8.50	$8.35	7,709
February 2003	377,500	$8.50	$8.50	3,209
	3,107,500			25,370

29 Share capital *(continued)*

c During the year ended 30 June 2004, options were exercised to subscribe for 2,066,500 shares in the Company at a consideration of $19,192,000, of which $207,000 was credited to share capital and the balance of $18,985,000 was credited to the share premium account.

d During the year ended 30 June 2004, the Company repurchased 2,290,000 shares on The Stock Exchange of Hong Kong Limited. Of these repurchased shares, 1,769,500 shares were cancelled prior to 30 June 2004 and the amount by which the Company's issued share capital was diminished was transferred to the capital redemption reserve. The remaining 520,500 shares were cancelled subsequent to 30 June 2004 and accordingly, their repurchases have not been included as a movement of issued and fully paid share capital for the year ended 30 June 2004.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate price paid $000
December 2003	317,500	$7.55	$7.55	2,397
May 2004	939,000	$8.25	$7.95	7,629
June 2004	1,033,500	$8.50	$8.10	8,608
	2,290,000			18,634

30 Employee share option schemes

A new share option scheme was adopted by the Company on 15 November 2002 (the "New Share Option Scheme") to replace the share option scheme which had been adopted on 17 October 1996 (the "Old Share Option Scheme"). This was to comply with the requirements of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the New Share Option Scheme, employees of the Group, including directors, may be granted options to subscribe for shares of the Company. Details of the share option scheme are set out in the Report of the Directors.

The Old Share Option Scheme was terminated by the Company on 15 November 2002. Upon termination of the Old Share Option Scheme, no further options could be granted under the scheme but in all other respects, the provisions of the Old Share Option Scheme remained in force and all options granted prior to termination remained valid and exercisable in accordance with its provisions. Subsequent to 15 November 2002, all options outstanding under the Old Share Option Scheme either lapsed or were acquired for a nominal amount of $0.01 per option pursuant to the mandatory general offer for the Company by Morgan Stanley Dean Witter Asia Limited on behalf of Cellular 8 Holdings Limited, a wholly owned subsidiary of SHKP ("General Offer"). Those options acquired pursuant to the General Offer were subsequently cancelled.

30 Employee share option schemes *(continued)*

a Movements in share options

	2004	2003		
Number of shares	**New Share Option Scheme**	New Share Option Scheme	Old Share Option Scheme	Total
At 1 July	**5,200,000**	—	7,975,000	7,975,000
Issued	**9,457,000**	5,200,000	—	5,200,000
Exercised	**(2,066,500)**	—	—	—
Cancelled or lapsed	**—**	—	(7,975,000)	(7,975,000)
At 30 June	**12,590,500**	5,200,000	—	5,200,000
Options vested at 30 June	**66,833**	1,066,667	—	1,066,667

b Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price	**2004 Number of shares**	2003 Number of shares
10 February 2003	10 February 2003 to 16 July 2011	$9.29	**3,000,000**	5,000,000
10 February 2003	2 May 2003 to 1 May 2012	$9.20	**133,500**	200,000
5 February 2004	5 February 2005 to 4 February 2014	$9.00	**9,457,000**	—
			12,590,500	5,200,000

c Details of share options granted

Details of share options granted during the year at a nominal consideration of $1 for each lot of share options granted are as follows:

Date of grant	Exercise period	Exercise price	**2004 Number of shares**	2003 Number of shares
10 February 2003	10 February 2003 to 16 July 2011	$9.29	**—**	5,000,000
10 February 2003	2 May 2003 to 1 May 2012	$9.20	**—**	200,000
5 February 2004	5 February 2005 to 4 February 2014	$9.00	**9,457,000**	—
			9,457,000	5,200,000

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

30 Employee share option schemes *(continued)*

d Details of share options exercised

Exercise date	Exercise price	Market value per share at exercise date	Proceeds received $000	Number of shares
27 October 2003	$9.29	$12.55	18,580	2,000,000
28 October 2003	$9.20	$12.55	612	66,500
			19,192	2,066,500

No share options were exercised during the year ended 30 June 2003.

31 Related party transactions

a During the year, the Group had significant transactions with certain related parties in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	2004 **$000**	2003 $000
Operating lease rentals for land and buildings and transmission sites (note i)	**52,807**	55,716
Insurance expense (note ii)	**9,249**	7,747
Leased line and information technology ("IT") outsourcing (note iii)	**—**	663
Consultancy fees (note iv)	**—**	279

Notes:

(i) Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the year ended 30 June 2004, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $52,807,000 (2003: $55,716,000).

(ii) Insurance services

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly-owned subsidiaries of SHKP, provide general insurance services to the Group. For the year ended 30 June 2004, insurance premiums paid and payable were $9,249,000 (2003: $7,747,000).

31 Related party transactions *(continued)*

(iii) *Leased line and IT outsourcing*

SUNeVision Super e-Technology Services Limited and SUNeVision (Management Services) Limited, subsidiaries of SHKP, contracted with the Group to provide leased line and IT outsourcing services respectively. The contracts were terminated during the year ended 30 June 2003 and for the year ended 30 June 2004, the leased line rentals and IT outsourcing services fees paid were both nil (2003: $120,000 and $503,000 respectively).

(iv) Consultancy services

British Telecommunications Plc. ("BT"), a substantial shareholder of the Company until 7 January 2003, and a subsidiary company of BT provided consultancy services to the Group. For the year ended 30 June 2004, there were no transactions and accordingly the consultancy fees paid were nil (2003: $279,000).

b At 30 June 2004, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c New-Alliance Asset Management (Asia) Limited ("New Alliance"), an associate of SHKP, has been appointed as the investment manager of the Group's Occupational Retirement Scheme since October 1999. For the years ended 30 June 2003 and 2004, no fees were paid by the Group as New-Alliance is remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	2004	2003
	$000	$000
Trade receivables	**634**	331
Deposits and prepayments	**6,337**	7,061
Trade payables	**393**	329
Other payables and accruals	**407**	467

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

32 Commitments

a Capital commitments

Capital commitments outstanding at 30 June 2004 not provided for in the financial statements were as follows:

	Group	
	2004	2003
	$000	$000
Contracted for		
Fixed assets	**29,737**	82,408
Equity securities	**19,500**	27,300
Further advances to an associate	**—**	1,324
Authorised but not contracted for	**745,589**	418,730
	794,826	529,762

The Company did not have any capital commitments at 30 June 2004 (2003: Nil).

b Operating lease commitments

At 30 June 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Group	
	2004	2003
	$000	$000
Land and buildings and transmission sites		
Within one year	**239,704**	220,746
After one year but within five years	**161,036**	121,944
After five years	**14,369**	17,524
	415,109	360,214
Leased lines		
Within one year	**29,832**	37,164
After one year but within five years	**2,852**	3,129
	32,684	40,293

The Company did not have any operating lease commitments at 30 June 2004 (2003: Nil).

33 Contingent liabilities

a Performance bonds

	Group		Company	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
Hong Kong 3G licence (note c)	**150,000**	200,000	**150,000**	200,000
Other	**1,942**	1,942	**—**	—
	151,942	201,942	**150,000**	200,000

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong ("TA") and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

During the year ended 30 June 2004, all performance bond obligations relating to the Group's Fixed Telecommunications Network Services Licence were satisfied and the related bonds released.

b Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

c Acquisition of telecommunications licence for 3G services

On 22 October 2001, a wholly owned subsidiary of the Company was issued a Mobile Carrier Licence ("the Licence"). This Licence is for the provision of public telecommunications network services in Hong Kong using 3G mobile services technology. The Licence is for a duration of fifteen years. The following fees are payable under the Licence:

(i) For each of the first five years from 22 October 2001, $50 million per annum payable at the end of each year;

(ii) For the remaining years of the Licence; the greater of:

- 5% of network turnover (as defined in the Licence) in respect of the relevant year; or

- The Appropriate Fee (as defined in the Licence) in respect of the relevant year; and

(iii) $1,388,889 payable on the issue of the Licence.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2004
(Expressed in Hong Kong dollars)

33 Contingent liabilities *(continued)*

c Acquisition of telecommunications licence for 3G services *(continued)*

The total amount of the annual fees for the first five years of the Licence is $250 million. The total minimum amount of fees payable over the remaining ten years is $1,057 million giving a total minimum amount of annual fees over the fifteen years of the Licence of $1,307 million. The net present value of the minimum total annual fees payments under the Licence at its inception, at an assumed cost of capital of the Group of 13%, is approximately $458 million.

The Group is required to provide a performance bond to the TA. The Licence sets out the amount and duration of the performance bond as follows:

- A performance bond upon inception of the Licence with a duration of five years and for an amount equal to the fees for the first five years ($250 million).
- The performance bond must be revised annually to remain in force for five years (or to the end of the Licence, if a shorter period).
- The amount of the performance bond shall also be revised annually to equal the minimum annual fees payable to the TA during the next five years (or till the end of the Licence, if a shorter period).

On 22 October 2003, the second anniversary of the issue of the Licence and subsequent to the payment of the second year spectrum utilisation fee of $50 million, the performance bond was revised. In accordance with a further one-year waiver granted by the TA, the revised bond was for $150 million with a duration of three years.

The TA can claim payment under the performance bond on the occurrence of various events including failure of the Licensee to pay all or any fees due to insolvency of the Licensee or upon surrender of the Licence by the Licensee.

d Bank facilities guarantees

At 30 June 2004, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to short term revolving credit facilities granted by certain banks of up to $600 million (2003: Nil). Of this amount, $150 million (2003: Nil) was utilised by the subsidiary at 30 June 2004.

34 Comparative figures

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 10.

35 Ultimate holding company

The directors consider the ultimate holding company at 30 June 2004 to be Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with its shares listed on the main board of The Stock Exchange of Hong Kong Limited.

36 Approval of financial statements

The financial statements were approved by the board of directors on 16 September 2004.

目 錄



關於SmarTone

SmarTone為香港主要的流動多媒體服務供應商。SmarTone一直以客為尊，旨在為客戶拉近人與人之間的距離，並讓他們更能掌握資訊及娛樂消息，同時亦為股東創造更大價值。SmarTone透過繼續專注發展其三大業務支柱－產品及服務、網絡表現和客戶服務，並提升其品牌形象，為客戶帶來市場上最具價值的服務。

SmarTone於2003年6月在*Media*雜誌每年舉辦的「最佳亞洲品牌」調查中，成為亞洲二十大品牌之一。SmarTone是榜上唯一一間流動通訊網絡經營商，與其他主要的國際品牌並齊。

我們憑藉一直以來所建立之雄厚技術基礎及提供優質服務的堅定承諾，推出了三類勝人一籌的多媒體服務，分別是為所有客戶提供資訊和娛樂的突破性流動多媒體服務SmarTone [illegible]™；一套令繁忙的行政人員和專業人士節節領先且簡單易用的流動商業服務SmarTone [illegible]™；和訊息服務，例如picture**mail**™。

SmarTone於2001年獲發3G牌照，而3G服務將按照計劃於2004年年底前推出。

SmarTone的網絡表現，無論在話音或多媒體服務方面，均為全港之冠，並獲得由香港中文大學進行的網絡質素研究結果所肯定。

SmarTone再接再厲，贏取了多項本地及區內零售和服務業大獎，證明了SmarTone的優質客戶服務不僅在電訊行業傲視同儕，更為整個服務業之典範。

香港零售管理協會之傑出服務獎	
最佳服務團隊獎	2003年、2002年及2001年
主管級別大獎	2003年及2001年
基層級別大獎	2003年及2002年
香港零售管理協會神秘顧客計劃	
組別服務領袖	2003年第一季及2002年第一季
本年度最佳服務零售商	2003年及2002年
香港管理專業協會傑出推銷員獎	
五名SmarTone提名之員工勝出	2004年及2002年
四名SmarTone提名之員工勝出	2003年
亞太顧客服務協會之顧客關係服務傑出獎	
最佳顧客關係服務傑出獎	2002年
最佳客戶熱線中心（電訊服務）獎	2002年
傑出顧客服務專業人員獎	2002年
香港客戶中心協會客戶服務中心獎	
傑出客戶服務中心團隊主管－銀獎及銅獎	2002年
優秀客戶服務中心專才－銅獎	2002年
壹週刊服務第壹大獎	
服務第壹金獎	2003年
服務第壹組別大獎	2004年及2003年
最佳服務員工獎	2004年及2003年

SmarTone於1992年成立，為亞洲首間經營商於1993年推出GSM流動通訊服務，並在港率先推出自動國際漫游服務。我們早於1997年在全球首先採用加強全速編碼技術

SmarTone於1996年在香港聯合交易所上市，其主要股東為新鴻基地產有限公司（持有約52%股權）。


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全情活現

董事及公司資料

董事會

* **郭**炳聯先生 *(主席)*
黎大鈞先生 *(總裁)*
陳啓龍先生
* **黎**浩佳先生
* **黃**奕鑑先生
* **蘇**承德先生
* **張**永鋭先生
** **李**家祥先生，*太平紳士*
** **吳**亮星先生，*太平紳士*
** Sachio ***Semmoto***博士
** **楊**向東先生

* *非執行董事*
** *獨立非執行董事*

公司秘書

李秀萍小姐

授權代表

黎大鈞先生
李秀萍小姐

註冊辦事處

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

總辦事處及主要營業地點

香港九龍觀塘道378號
創紀之城二期
怡和科技中心31樓

核數師

羅兵咸永道會計師事務所
執業會計師
香港遮打道10號
太子大廈22樓

香港股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

主要往來銀行

渣打銀行

本公司之法律顧問

有關香港法律
諾頓羅氏律師樓

有關百慕達法律
Conyers, Dill & Pearman

駐百慕達代表

John Charles Ross ***Collis***先生
Anthony Devon ***Whaley***先生（副代表）


買唔買呀?
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全 情 活 現

財務摘要

(除每股之金額外以百萬港元列值)

	截至6月30日止年度或於6月30日	
	2004	2003 (重新編列)
損益表		
營業額	**3,367**	2,832
股東應佔溢利	**466**	378
每股盈利($)	**0.80**	0.65
每股股息		
本年度總額($)	**0.53**	0.47
特別現金股息($)	**無**	3.50
資產負債表		
總資產	**4,702**	5,948
流動負債	**(1,084)**	(548)
總資產減流動負債	**3,618**	5,400
非流動負債	**(131)**	(58)
少數股東權益	**(21)**	(20)
資產淨值	**3,466**	5,322
股本	**58**	58
儲備	**3,408**	5,264
股東權益	**3,466**	5,322
現金流量		
經營活動現金流入淨額	**801**	844
已收利息	**74**	91
購買固定資產	**(343)**	(395)
購回股份	**(19)**	(25)
已付股息(不包括特別股息)	**(275)**	(143)
其他	**(40)**	(35)
特別股息支付前之現金淨額*及持至到期日之債務證券的增加淨額	**198**	337
已付特別股息	**(2,048)**	—
特別股息支付後之現金淨額*及持至到期日之債務證券的(減少)／增加淨額	**(1,850)**	337

* *現金淨額指現金及銀行結餘,減去銀行貸款*

附註: 截至2003年6月30日止年度的業績及於2003年6月30日的資產與負債已予重新編列,以反映採納香港會計師公會發出的會計實務準則第12號(經修訂)「所得稅」的影響(詳情載於財務報表附註10)。


即時資訊 anytime

主席報告

(財務數字以港元列值)

雖然市場競爭日趨劇烈，SmarTone仍能續創佳績，業務持續增長。於本年度內，集團之股東應佔溢利較去年上升23%。集團對於多媒體服務可帶來之業務擴展商機深感樂觀，並會在3G業務上作出龐大投資。

財務業績



本年度之營業額為$3,367,000,000，較去年度增長19%。未計利息、税項、折舊及攤銷前之盈利(「EBITDA」)及未計利息及税項前之盈利(「EBIT」)，亦分別增加22%及47%至$919,000,000及$492,000,000。本年度股東應佔溢利為$466,000,000，與上年度比較增長23%。每股盈利增至$0.80。

股息

董事會建議派發末期股息，每股為$0.33。連同中期股息每股$0.20，本年度全年股息為$0.53，較上年度增加13%。

業務回顧

香港流動通訊業務

SmarTone之商務用戶數目(包括企業及個人客戶)得以持續上升，實有賴集團卓越之網絡質素、屢獲殊榮之客戶服務，以及極具吸引力之產品及服務。有關產品及服務能針對商業用戶的需要，讓他們無論何時何地均可獲得即時資訊及與外界保持連繫。最近推出的產品及服務包括流動電郵服務email **on the go**ˇ之加強版，新增的自動接收電郵(push email)功能，可支援一系列市場流行之個人數碼助理。此外，集團亦正作出努力，以期進一步提升SmarTone在商務客戶市場之佔有率。



本年度內，SmarTone喜見愈來愈多客戶使用流動多媒體服務，於2004年6月份，使用SmarTone 800ˇ服務之客戶佔全部月費計劃服務客戶人數之16%，為去年同期之2.5倍以上，而每名客戶之用量及收益均錄得穩健增長。SmarTone 800ˇ繼續豐富頻道內容，推出創新資訊娛樂及訊息服務，以供不同類型客戶使用，包括讓客戶上載相片或短片至互聯網，即時與人分享及在網上發佈；具匿名及即時偵察蹤跡功能的先進聊天服務；以及流動商業服務等。

本年度之綜合ARPU (Blended ARPU)得以增加3%至$188，足證SmarTone在商務及消費者市場之客戶質素均有所提升。隨著漫游及多媒體服務使用量增加，本地話音服務收費持續下跌對收益所造成的壓力因而得以大大抵銷，故本年度月費計劃服務之ARPU只較去年之$213輕微下跌至$211。然而，月費計劃服務客戶ARPU從上半年之$207上升至下半年之$216，增幅為4%。於2004年6月份，數據服務(包括短訊及多媒體服務)之收入較2003年6月份增加約70%，佔流動通訊服務收益之7%；有關增幅主要是由多媒體服務收益之大幅上升所帶動，此等收益於2004年6月份約佔數據服務收益之一半。月費計劃服務之客戶流失率優於市場平均，2004年6月份數字為2.6%。截至2004年6月30日止，客戶總人數為1,065,000，較2003年6月底時之966,000上升10%。


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(財務數字以港元列值)

SmarTone為客戶提供的手機選擇日趨多元化，由基本款式以至最先進型號一應俱全；而先進型號手機為嶄新多媒體服務得以普及化之關鍵，故此SmarTone一直致力鼓勵客戶提升手機型號。本公司亦與各大供應商保持緊密合作，期能改良手機質素，讓客戶體驗更優越的多媒體服務。有關合作方式包括共享SmarTone之服務理念，及在中介程式、軟件應用、用戶介面和機身設計上交流心得。事實上，最能採納SmarTone構思及心得之供應商，經已在手機銷售方面獲得彪炳業績，同時本公司亦因使用該等手機之客戶能更廣泛利用多媒體服務而受惠。

SmarTone卓越且貫徹一致的客戶服務進一步獲市場認同，再度獲頒多項零售業大賽及選舉殊榮，其中包括連續三年獲香港零售管理協會頒發「傑出服務獎」之「最佳服務團隊獎」，創下香港零售業中前所未有之紀錄。此外，SmarTone亦連續第二年贏得由「壹週刊」主辦，並由該刊讀者投票選出之流動電話網絡供應商組別「服務第壹金獎」。為令客戶服務更臻完善，SmarTone最近推出一項尊貴客戶計劃以提供更優越的個人服務。本集團亦將不斷精益求精，以保持在客戶服務方面之領導地位。

澳門流動通訊業務

澳門流動通訊業務繼續改善，並為本年度集團純利作出了更大貢獻。

前景

由於市場競爭側重減價促銷及提供巨額手機補貼，令集團於香港市場繼續面對嚴峻挑戰。然而，SmarTone在市場中仍能維持高度競爭力，全因本著以客為尊的服務宗旨，照顧不同類型客戶的需要，在引進眾多嶄新服務之同時，又能有效控制成本。在業界經營狀況普遍下滑的趨勢中，本集團之收益及溢利反見穩定增長，反映集團不但訂立正確之經營策略，更能貫徹執行，持之有效。

本公司計劃於2004年第四季開展3G網絡之商業運作。3G網絡覆蓋範圍將可遍及全港，為客戶提供穩定可靠的服務；而網絡將會持續增善，並於2005年底全面覆蓋地鐵範圍。本集團將不斷推陳出新，透過具吸引力的3G服務，創造更多新收益來源。SmarTone將提供較2.5G服務更豐富的內容、更多元化的服務及更快捷的多媒體內容傳送速度，以全面滿足客戶的需要及讓客戶體驗頂級服務。

當3G服務正式投入市場後，將可刺激多媒體服務之使用率，令收益上升，而升幅則視乎市場競爭及客戶轉用3G手機之情況。預期成本將隨網絡運作、銷售、市場推廣及內容各方面開支上漲而有所增加。由於預料市場將會持續推出割價及推廣活動，SmarTone為在市場上維持競爭力，或須對3G手機提供大幅補貼。預期截至2005年6月30日止年度內之資本性開支（不包括3G頻譜使用費），將從本年度之$630,000,000增至約$700,000,000。

新一代流動通訊業務將以先進的多媒體服務為發展核心，故此SmarTone早已銳意投資開創這嶄新紀元。3G網絡乃未來發展之一大要素，且有助市場推出更多新服務，並可刺激多媒體服務用量之增長。因此，儘管3G在短期內對盈利構成壓力，但本人堅信其必能不負眾望，為股東創造長遠利益。

謝意

本人對各位客戶、股東與董事同寅的不斷支持，以及員工們的積極投入和努力不懈，謹致由衷謝意。

主席
郭炳聯

香港，2004年9月16日

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管理層討論及分析

(財務數字以港元列值)

財務業績之回顧

SmarTone於2003/04年度之財務表現續有改善。於2003/04年度，本集團錄得股東應佔溢利$466,000,000，2002/03年度則為$378,000,000。本集團年內溢利得以增加，是由於來自香港流動通訊業務、澳門營運及手機業務之貢獻均錄得改善。



2003/04年度業績已反映本集團由2003年7月1日起採納會計實務準則第12號(經修訂)「所得稅」之財務影響。此會計政策已追溯採納，而呈列之比較數字已予重新編列以符合此新政策。

由於流動通訊服務之收益及手機銷售均錄得上升，營業額增加$535,000,000至$3,367,000,000(2002/03：$2,832,000,000)。

- 流動通訊服務之收益增加$226,000,000至$2,489,000,000(2002/03：$2,263,000,000)。來自漫游、多媒體服務、預繳服務及澳門營運收益之上升，部份被本地話音收益之下降抵銷。

  於2003/04年度，香港之綜合每名客戶之平均收益(「ARPU」)為$188(2002/03：$183)。此增長反映客戶質素之改善。月費計劃服務之ARPU則稍微下降1%至$211(2002/03：$213)。受整體市場月費下調而引致減少之話音收益，大部份被於非典型肺炎疫症後回升之漫游收益及持續增長之多媒體服務收益所抵銷。然而，月費計劃服務之ARPU，由上半年度之$207回升至下半年度之$216。

- 手機及配件銷售增加$322,000,000至$878,000,000(2002/03：$556,000,000)。手機銷售量錄得可觀增長，是由於推出了更多配備例如高解像度彩色屏幕、配有數碼變焦及閃光燈之高像素內置相機、經改良之攝錄、音響及多媒體信息功能、以及更大之可擴充內置動態記憶等先進功能之新手機型號。GX22手機於2003年9月推出，而市場上最優秀之GSM相機電話－GX32－於2004年3月推出。兩個型號均深受客戶歡迎。

由於銷售手機之成本增加，加上互連費用及國際通話成本之上升，所以銷售貨品及提供服務之成本亦相應增加$385,000,000至$1,259,000,000(2002/03：$874,000,000)。此等成本之上升，相應反映了銷售手機、話音用量及多媒體服務收益之上升。

其他經營開支(不包括折舊及出售固定資產)減少$17,000,000至$1,188,000,000(2002/03：$1,205,000,000)。由於經營效率通過工序重組及提升生產力而得到改善，幾乎所有類別之開支均有所下降。經營開支之下降，是在本集團繼續致力為客戶提供最優質服務、網絡表現及用戶體驗之情況下達致。

於2003/04年度，集團之未計利息、稅項、折舊及攤銷前盈利(「EBITDA」)為$919,000,000(2002/03：$753,000,000)。2003/04年度下半年之EBITDA為$471,000,000，上半年則為$448,000,000。EBITDA包括取得客戶之成本及手機補貼之攤銷。

由於平均淨現金及債務證券結餘減少，以及存款利率下降，融資收入淨額下降$13,000,000至$59,000,000(2002/03：$72,000,000)。



本集團澳門流動通訊業務之財務表現繼續錄得改善。於2003/04整個年度均錄得溢利。

資本架構、流動資金及財務資源

本集團之資本架構，因應年內派付特別及末期股息，而有所轉變。於派付股息前，本集團之資金全部來自股本及內部產生之資金，並無向外舉債。因應債務證券投資之增加

管理層討論及分析

(財務數字以港元列值)

及特別現金股息之派付，本集團安排了若干短期港元浮動利率循環信貸融資共$600,000,000。於2004年6月30日，該等融資已動用之款額為$150,000,000。

於2003/04年度，本集團經營業務之現金流入淨額為$801,000,000，而於2002/03年度則為$844,000,000。現金流入淨額之下降，主要是於2004年6月30日，對比2003年6月30日，應收營業賬款及手機存貨對營運資金之需求有所上升而引致。由於非典型肺炎疫症對2002/03年下半年業務之不良影響，此等營運資金之需求於2003年6月30日有所下降。然而，本集團之現金資源依然強勁，於2004年6月30日之現金、銀行結餘及持有至到期日之債務證券投資，在扣除向外借款後，達$2,073,000,000。

本集團於2003/04年度之資本開支為$680,000,000，而於2002/03年度則為$366,000,000。資本開支大部份用於建立3G網絡、提升及擴大2G網絡以進一步提高網絡質素及覆蓋，以及為提供多媒體服務而購置硬件及軟件。預料此等項目仍會是本集團在2004/05年度之主要資本開支項目。



董事認為，本集團之內部現金資源及已承擔融資，足以應付2004/05年度之資本開支及營運資金所需。在為該等已承擔融資於2004年11月屆滿後獲得續期方面，董事並不預期有任何困難。

財資管理政策

本集團根據董事會已批准之財資管理政策，動用其盈餘資金作投資用途。盈餘資金會存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港幣或美元存款。

本集團所投資之債務證券，均以港幣或美元結算，年期最長為3年。本集團之政策是持有其於債務證券之投資直至到期日。

本集團於年內向若干銀行安排數項1年承擔期之港元循環信貸融資，合共$600,000,000。


恒生指數

本集團須安排銀行代其開立履約保證及信用證。在某些情況下，本集團將以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於2004年6月30日，已抵押存款總額為$326,000,000(2003年6月30日：$392,000,000)。

功能貨幣及外滙波動風險

本集團之功能貨幣為港幣。除以美元結算之美元銀行存款及債務證券外，所有重大收入、開支、資產及負債均以港幣計算。因此，除本集團之美元銀行存款及債務證券投資外，本集團並沒有任何重大之滙兑收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2004年6月30日，此等履約保證之未償總額為$152,000,000(2003年6月30日：$202,000,000)。所有履約保證全數以盈餘現金存款作為現金抵押。

出租、租回安排

一間銀行代表本集團發出一份信用證，為其於1998/99年度訂立之出租租回安排須履行之責任作出擔保。此項信用證全數以盈餘現金存款作為現金抵押。董事認為，本集團須根據此項擔保付款之風險很微。

僱員及購股權計劃

於2004年6月30日，本集團有1,351名全職僱員，大部分為香港員工。2003/04年度之員工成本總額為$359,000,000，2002/03年則為$360,000,000。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎(其中包括)本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員之參與者授予購股權以認購本公司之股份。年內，本公司授出合共9,457,000份購股權，該等購股權可於2005年2月5日至2014年2月4日期間，按每股股份$9.00之行使價行使。

通過在人力資源發展方面目標明確之措施以及獎勵計劃，本集團致力建立出色、熱誠及忠誠之員工隊伍。本集團現行酬金與表現掛鈎之文化，可激勵僱員及獎勵表現出色之僱員，使本集團僱員之整體質素長遠而言得到提升。


NOKIA
恒生指數
13,500


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董事會報告書

(財務數字以港元列值)

董事會同寅謹將截至2004年6月30日止年度之報告連同已審核之財務報表呈覽。

主要業務

本公司的主要業務為投資控股，而主要附屬公司的業務則詳載於財務報表附註20。

業績

本集團截至2004年6月30日止年度的業績，詳載於第36頁的綜合損益賬內。



股息

董事建議向於2004年11月9日辦公時間結束時，名列於本公司股東名冊之股東派付末期股息每股$0.33（2003：每股$0.27）。建議的末期股息，連同本公司於年中派發的中期股息每股$0.20（2003：每股$0.20），截至2004年6月30日止財政年度的股息總額為每股$0.53。

五年財務摘要

本集團上五個財政年度的業績及資產負債摘要載於第33頁。

儲備

本集團及本公司在本年度的儲備變動載於第41及42頁。

可分派儲備

本公司於2004年6月30日的可供分派予股東的儲備為$4,107,678,000（2003年6月30日：$2,207,935,000）。

捐款

本集團於本年度所作出的慈善捐款或其他捐款共$6,000（2003：$206,000）。

固定資產

固定資產變動詳情，載於財務報表附註19。

股本

本公司的股本變動詳情，載於財務報表附註29。

董事

於本年度內及截至本報告書的日期止，本公司在任的董事如下：

* **郭**炳聯先生
主席

黎大鈞先生
總裁

陳啓龍先生

* **黎**浩佳先生

* **黃**奕鑑先生

* **蘇**承德先生

* **張**永鋭先生

** **李**家祥先生，*太平紳士*

** **吳**亮星先生，*太平紳士*

** Sachio **Semmoto**博士

** **楊**向東先生
（於2003年12月17日獲委任）

* *非執行董事*
** *獨立非執行董事*

按照本公司細則第110 (A)條規定，郭炳聯先生、陳啓龍先生、李家祥先生及吳亮星先生於即將舉行的股東週年大會輪值告退，而楊向東先生則按照細則第101條規定告退，惟彼等均表示願意膺選連任，餘下的現任董事則繼續留任。



獨立非執行董事的委任限期乃遵照本公司細則第110及111條的規定。

董事會報告書

（財務數字以港元列值）

董事服務合約

根據於 2001年5月31日本公司與黎大鈞先生所訂立之僱傭合約，黎大鈞先生已獲委任為本集團之執行董事及總裁，任期由 2001年7月17日起持續生效，公司現可發出不少於6個月的書面通知或代通知金及12個月薪金補償以終止該僱傭合約。

根據於 2002年5月1日本公司與陳啓龍先生所訂立之僱傭合約，陳啓龍先生已獲委任為本集團之執行董事，任期由2002年5月15日起持續生效，公司可發出不少於 6個月的書面通知或代通知金以終止該僱傭合約。

除以上所述外，全體董事均無與本公司訂立任何超過3年年期而本公司不可於一年內無償終止的服務合約（法定賠償除外）。

董事於合約之權益

除本報告書所詳述的關連交易外，於年終或年內任何時間本公司或各附屬公司概無簽訂任何涉及本集團的業務而本公司董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第29至32頁。

董事權益及淡倉

於2004年6月30日，根據證券及期貨條例第352條所規定存置之登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團（按證券及期貨條例所界定）的股份、股本衍生工具的相關股份及債券中所擁有的權益如下：

於本公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	個人	配偶及未滿十八歲子女	受控法團	其他	購股權（附註）	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	2,237,767	—	2,237,767	0.38%
黎大鈞	—	—	—	—	3,000,000	3,000,000	0.51%
陳啓龍	—	—	—	—	1,103,500	1,103,500	0.19%

附註： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2003年7月1日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於2004年6月30日尚未行使
黎大鈞 *（附註1）*	2003年2月10日	9.29	5,000,000	—	2,000,000	—	3,000,000
陳啓龍 *（附註2及3）*	2003年2月10日	9.20	200,000	—	66,500	—	133,500
	2004年2月5日	9.00	—	970,000	—	—	970,000

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 購股權須於2005年2月5日至2014年2月4日期間按每股$9.00的價格行使。不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

	股份			股本衍生工具			
董事姓名	**個人**	**配偶及未滿十八歲子女**	**受控法團**	**其他** *(附註1)*	**購股權** *(附註2)*	**合計權益**	**合計權益佔已發行股本百分比**
郭炳聯	—	—	—	1,079,515,895	75,000	1,079,590,895	44.96%
黃奕鑑	70,904	—	—	—	225,000	295,904	0.01%
黎浩佳	—	—	—	—	36,000	—	0.001%
李家祥	—	—	18,000	—	—	18,000	0.0007%

附註1： 根據證券及期貨條例，該些股份中之1,056,338,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間的同一批權益。

附註2： 購股權資料如下：

董事姓名	**授予日期**	**行使價** *$*	**於2003年7月1日尚未行使**	**於年內授予**	**於年內行使**	**於年內註銷／失效**	**於2004年6月30日尚未行使**
郭炳聯	2001年7月16日	70.00	75,000	—	—	—	75,000
黃奕鑑	2000年2月15日	70.00	150,000	—	—	—	150,000
	2001年7月16日	70.00	75,000	—	—	—	75,000
黎浩佳	2001年7月16日	70.00	36,000	—	—	—	36,000

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關購股權將期滿失效。

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2. 於新意網集團有限公司股份及相關股份之權益

董事姓名	股份 個人	配偶及未滿十八歲子女	受控法團	股本衍生工具 其他 *(附註1)*	購股權 *(附註2)*	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	1,742,500	853,333	2,595,833	0.12%
黃奕鑑	100,000	—	—	—	420,000	520,000	0.02%
蘇承德	—	—	—	—	800,000	800,000	0.03%

附註1： 根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間的同一批權益。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 *$*	於2003年7月1日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於2004年6月30日尚未行使
郭炳聯	2000年3月28日	10.38	755,000	—	—	251,667	503,333
	2001年4月7日	2.34	350,000	—	—	—	350,000
黃奕鑑	2000年3月28日	10.38	360,000	—	—	120,000	240,000
	2001年4月7日	2.34	180,000	—	—	—	180,000
蘇承德	2002年7月8日	1.43	400,000	—	—	—	400,000
	2003年11月29日	1.59	—	400,000	—	—	400,000

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

3. 於其他相聯法團股份及相關股份之權益

郭炳聯先生於下列相聯法團之股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益 (附註)	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
暉卓有限公司	10	—	—	—	10%
儲善有限公司	10	—	—	—	10%
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
舉捷有限公司	—	8	80%	4	40%

附註： 根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。公司之購股權詳細資料載於購股權計劃一節內。

除上文所披露者外，於2004年6月30日，概無董事及最高行政人員(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團之股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置之登記冊內，或根據證券及期貨條例第XV部或根據上市公司董事進行證券交易的標準守則，須知會本公司及香港聯合交易所有限公司(「聯交所」)。

認購股份或債券之安排

除上述之購股權外，於年內本公司或其任何附屬公司或本公司之控股公司或控股公司之任何附屬公司，並無作出安排使公司董事可從認購本公司或任何其他機構股份或債券而獲取利益。

競爭業務中之權益

概無董事擁有任何與本集團業務出現競爭的業務權益。

董事會報告書

(財務數字以港元列值)

購股權計劃

本公司於2002年11月15日採納新購股權計劃(「新購股權計劃」)以取代於1996年10月17日採納的舊購股權計劃(「舊購股權計劃」),藉此符合聯交所證券上市規則(「上市規則」)的規定。本公司可按新購股權計劃的條款授予參與人士購股權以認購本公司的股份。新購股權計劃的主要條款將於下文列出。

於2004年6月30日,根據新購股權計劃授予參與人士而尚未行使的購股權詳列如下:

承授人	授出日期	行使價 $	行使期限	於2003年 7月1日 尚未行使	於年內授予	於年內行使	於年內 註銷/失效	於2004年 6月30日 尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至 2011年7月16日	5,000,000	—	2,000,000	—	3,000,000
陳啟龍	2003年2月10日	9.20	2003年5月2日至 2012年5月1日	200,000	—	66,500	—	133,500
	2004年2月5日	9.00	2005年2月5日至 2014年2月4日	—	970,000	—	—	970,000
僱員	2004年2月5日	9.00	2005年2月5日至 2014年2月4日	—	8,487,000	—	—	8,487,000

於2004年2月4日,即於年內授出購股權前的一個交易日,本公司股份於聯交所之收市價為$9.00。

除上述購股權外,本公司並無根據新購股權計劃授出購股權予其他參與人士。

舊購股權計劃已於2002年11月15日終止。隨著舊購股權計劃的終止,再無購股權按該計劃授出,但舊購股權計劃的條款仍然生效,而所有於終止日期前授出的購股權仍然有效,並可按其條款行使。於2004年6月30日,並無根據舊購股權計劃所授出的購股權仍可行使。

除上文所披露者外,年內並無購股權被授出、行使、註銷或失效。

年內授出之購股權之估值

在評估截至2004年6月30日止年度內授出的購股權之價值時,已採用柏力克-舒爾斯期權定價模式並就股息作出調整(「柏力克-舒爾斯期權定價模式」)。柏力克-舒爾斯期權定價模式為其中一種普遍接納用作計算期權價值的方法,亦是上市規則第17章建議採用的期權定價模式之一。柏力克-舒爾斯期權定價模式所採用的參數及假設以評估年內授出的購股權之價值如下:

(a) 無風險利率

2.73%,即與授出購股權日期(「基準日」)預計年期相應的相關香港外匯基金債券的加權平均收益率。

(b) 購股權的預計年期

5年，即購股權由基準日起計算的加權平均預計年期。

(c) 預計波幅

41.99%，即與持續複合回報率之間的年加權平均標準離差，參考基準日起計至最近期的歷史期間(期間之長短可與購股權年期相比)本公司股份每日收市價計算所得。

(d) 預計股息

6.3%，即截至2003年及2004年6月30日止兩個財政年度的平均股息收益率。

使用柏力克－舒爾斯期權定價模式評估年內授出的購股權之價值總額約為$18,630,290，此價值的分析如下：

	年內授予之購股權數目	每份購股權之估計加權平均價值 $	年內授予之購股權之估計價值 $
董事			
陳啓龍	970,000	1.97	1,910,900
僱員	8,487,000	1.97	16,719,390
總計	9,457,000		18,630,290

估值並未計算未來可能沒收購股權之調整。在損益表內並無確認扣除年內授出之購股權的價值。授出的購股權將於行使購股權時在資產負債表內確認。因行使購股權而發行的股份，將按每股股份的面值列入股本，而股份溢價則為所收取的款項淨額減去股本進賬總額之差額。

必須注意，使用柏力克－舒爾斯期權定價模式計算購股權的價值，是基於多項假設，且純粹為年內授出的購股權之估計價值。購股權承授人累計所得的財務利益，可能與柏力克－舒爾斯期權定價模式計算的價值存在很大差異。

新購股權計劃之主要條款按上市規則第17章之規定概述如下：

(a) 目的

新購股權計劃旨在獎勵對本集團業務增長作出寶貴貢獻的參與者，並使本集團可聘請及／或挽留該等被視為對本集團有建樹，或預期可為本集團之業務發展作出貢獻的僱員。

(b) 參與者

本公司或任何附屬公司的任何僱員、代理人、顧問或代表，包括本公司或任何附屬公司之董事，憑藉彼等的工作經驗、行業知識、表現、業務聯繫或其他有關因素，而可對集團的發展提供寶貴貢獻者，將有資格在董事邀請下參與計劃。

董事會報告書

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(c) 可供發行股份之最高數額

本公司可發行的購股權，在根據所有購股權計劃而將予授出的所有購股權獲行使時，可能發行的股份總數不可超逾於股東大會上採納新購股權計劃當日的已發行股份的10%。本公司可經股東批准及根據上市規則刊發通函而隨時更新此限額，惟在所有尚未行使購股權獲行使時(包括根據所有其他購股權計劃所授出而尚未行使之購股權)，將予發行的股份不可超逾不時的已發行股份的30%。

於2004年9月16日，根據新購股權計劃授出的購股權可予以發行的股份數目為12,590,500股，佔本公司已發行普通股本2.16%。

(d) 每位參與者可獲授予購股權之上限

任何參與者的配額，最多為因行使於直至最近一次授出購股權當日止任何12個月期間已授出及將授出之購股權而已獲發行及將予發行股份的總數，不可超逾已發行的相關類別股份的1%。

(e) 購股權之行使期限

購股權不可於授出後10年之期屆滿後行使，且購股權不可於本公司在股東大會上採納計劃當日後10年之期屆滿後授出。

(f) 接納購股權須繳付之款項

接納購股權時，應向本公司發出書面接納書，連同支付予本公司$1.00的滙款，作為獲授購股權的代價，並必須於公司提出授予購股權當日起28日內寄發予公司秘書。

(g) 行使價之釐定基準

董事於授出購股權時釐定因行使任何購股權而應繳付的每股股份價格。該價格至少為(i)在緊接授出該購股權當日前5個營業日聯交所發出的每日報價表所示的每股股份平均收市價；(ii)授出該購股權當日(必須為營業日)聯交所的每日報價表所示的每股股份收市價；及(iii)股份的面值；以較高者為準。

(h) 計劃餘下年期

新購股權計劃有效期由2002年11月15日起10年內有效。

根據證券及期貨條例須披露權益及淡倉之股東

於2004年6月30日，根據證券及期貨條例第336條所規定存置的登記冊所載及據本公司獲悉，下列人士(本公司董事及最高行政人員不包括在內)擁有本公司股份及相關股份5%或以上的權益：

股東名稱	附註	股份數目	股份佔已發行股本百分比
Cellular 8 Holdings Limited(「Cellular 8」)	1及2	289,364,972	49.61%
新鴻基地產發展有限公司(「新鴻基地產」)	1及2	303,532,897	52.04%
Marathon Asset Management Limited		52,720,373	9.04%

附註：

1. 就證券及期貨條例而言，Cellular 8於上述以其名稱持有的289,364,972股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有，此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置之登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

公眾持股量

根據公司及董事所知悉的公開資料，公司確認其股份於2004年9月16日在市場的公眾持股量已經足夠。

購買，出售或贖回股份

於截至2004年6月30日止年度內，本公司於聯交所購回其股份共2,290,000股，該些回購股份於稍後被註銷。購回之詳情請參閱財務報表附註29(d)。

該等回購股份的總價值(不包括費用)共$18,634,075，其中$18,405,075已從保留溢利賬及繳入盈餘賬中扣除。而相等於回購股份之面值共$229,000亦已從保留溢利賬轉撥至資本贖回儲備內。

除以上所述外，於截至2004年6月30日止年度內，本公司及其任何附屬公司均無購買，出售或贖回本公司的股份。

優先購買權

本公司的公司細則或百慕達法例概無有關優先購買權的規定。

管理合約

於本年度內，本公司並無就整體業務或任何重要業務的管理或行政工作簽訂任何合約。

主要客戶及供應商

本集團的主要供應商佔集團總購貨額的百分比如下：

集團最大供應商佔總購貨額百分比	31%
集團五大供應商佔總購貨額百分比	54%

概無董事及彼等之聯繫人士於以上所述的供應商擁有權益。

於本年度內，集團向其五大客戶所售出的貨品及服務少於總額30%。

董事會報告書

(財務數字以港元列值)

關連交易

1. 若干於財務報表附註31所披露的有關連人士交易也構成關連交易。下列若干關連人士(定義見上市規則)與本集團訂立及／或持續進行之交易，本公司已遵照上市規則有關規定(如需要時)予以公佈。

   (a) 本公司主要股東新鴻基地產發展有限公司(「新鴻基地產」)的若干附屬公司及聯繫公司，向本集團出租物業作為寫字樓、零售店舖及貨倉之用，並向本集團授出許可證，准許於該等公司所擁有的若干物業安裝基站、天線及電話電纜。截至2004年6月30日止年度，已付及應付的租金及許可證費用總額共$52,807,000。

   (b) 新鴻基地產的若干全資附屬公司為本集團提供一般保險服務。截至2004年6月30日止年度，已付及應付的保險費為$9,249,000。

   (c) 新鴻基地產的聯繫公司新地寶聯資產管理(亞洲)有限公司，自1999年10月起獲委任為本集團僱員公積金計劃的投資經理。截至2004年6月30日止年度，由於新地寶聯資產管理(亞洲)有限公司從本集團僱員公積金計劃所認購的互惠基金支取酬金，故本集團並無向其支付費用。

   上述交易已經本公司的獨立非執行董事審閱。獨立非執行董事確認該等持續關連交易由本公司在一般及正常業務程序中訂立，交易條款對本公司股東屬公平和合理。

   獨立非執行董事亦確認該等交易乃按照交易協議的條款或按照不遜於給予或接受獨立第三方的條款而訂立，而於截至2004年6月30日止年度內，各項交易的總額並無超逾先前聯交所所發出的豁免書所規定的之上限。

   本公司之核數師亦確認所述之持續關連交易(i)已經由本公司之董事會批准；(ii)乃根據有關交易的協議條款進行；及(iii)並無超逾先前聯交所所發出的豁免書所規定的之上限。

2. 於2000年9月1日，本公司的附屬公司SmarTone (BVI) Limited向SmarTone Delta Asia (BVI) Limited 認購其股份中72%權益，而其餘的28%權益則由滙業集團有限公司所認購。

   於SmarTone Delta Asia (BVI) Limited成立後，SmarTone (BVI) Limited及滙業集團有限公司於2001年1月4日簽訂股東協議，雙方股東同意成立一全資附屬公司—數碼通流動通訊(澳門)股份有限公司以經營澳門特別行政區的公用流動電信服務。股東協議亦訂明各股東承諾按其股份比例向SmarTone Delta Asia (BVI) Limited及數碼通流動通訊(澳門)股份有限公司提供所需的資金，不論是協助尋求對外融資或提供股東貸款。於結算日，SmarTone (BVI) Limited已提供共$35,280,000之帶息貸款。

3. 於2004年6月30日，集團於一聯繫公司擁有權益，其主要股東為新鴻基地產的附屬公司。該聯繫公司的主要業務為投資於中華人民共和國的科技相關公司之股份基金。

審核委員會

本公司之審核委員會的職權範圍及責任乃採納香港會計師公會的「成立審核委員會指引」內的職權範圍書而訂立。

本公司之審核委員會自1999年起成立，負責向董事會提出意見及建議。委員會大部份成員為獨立非執行董事，而自2004年3月起，委員會之主席亦為獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供意見及建議。

審核委員會已於2004年9月2日開會審閱集團截至2004年6月30日止財政年度提呈的財務報表及報告。委員會相信本集團的會計政策乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報告並未遺漏任何特殊項目，並對該報告所披露的數據及闡釋，表示滿意。

核數師

本年度之財務報表已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，但表示願意應聘連任。

最佳應用守則

各董事認為於本年報所涵蓋的會計期間之任何時間內，本集團已遵從上市規則附錄14所載的最佳應用守則，惟本公司非執行董事的之委任並無指定年期，儘管如此，各非執行董事必須根據本公司之公司細則於股東週年大會上輪席告退及重選。

董事於 2004年3月31日採納上市規則附錄10所載的「上市發行人董事進行證券交易的標準守則」為公司董事關於證券交易的標準守則。董事已自採納日期起遵守標準守則所規定有關證券交易的標準。

本年報所披露的財務資料已符合上市規則附錄16的規定。

董事會代表
主席
郭炳聯

香港，2004年9月16日


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董事及管理人員簡介

董事

郭炳聯，*主席兼非執行董事*

郭炳聯先生，51歲，於1992年4月獲委任為本公司董事。郭先生持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。彼是新鴻基地產發展有限公司(本公司之控股股東)副主席兼董事總經理，新意網集團有限公司主席兼行政總裁，亦是九龍巴士控股有限公司及渣打銀行(香港)有限公司獨 立非執行董事。

於社會公職方面，郭先生為證券及期貨事務監察委員會非執行董事。彼同時出任香港地產建設商會董事、香港總商會理事、香港港口發展局成員、香港中文大學校董會副主席。彼並擔任警察子弟教育信託基金及警察教育及福利信託基金主席。

黎大鈞，*執行董事兼總裁*

黎大鈞先生，50歲，於2001年7月獲委任為集團之總裁。黎先生是數碼通的首任總裁，自集團於1992年創立後，一直服務至1996年。期間，黎先生帶領公司的業務急速發展，為今日之數碼通奠下穩定基礎。黎先生除擁有豐富的流動通訊經驗外，亦是企業財務及直接投資方面的專才。彼畢業於倫敦大學藥理系，並持有英國特許會計師資格。黎先生曾服務於倫敦及香港的畢馬威會計師事務所，於1986年加盟香港的摩根建富，並於1989年加盟新鴻基地產發展有限公司，主責企業財務、直接投資及拓展新業務的工作。黎先生於2001年7月重新加入數碼通前，為蘇伊士亞洲投資有限公司董事總經理。


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陳啓龍，*執行董事*

陳啓龍先生，44歲，於1996年10月獲委任為本集團董事。於2002年3月被委任為本集團執行董事前，陳先生為新鴻基地產發展有限公司(「新鴻基地產」)策略發展部經理。於1990年加入新鴻基地產前，彼曾在多家國際知名銀行集團，擔任多個研究及投資部門之職位。1994年12月至1996年5月期間，陳先生被借調至香港政府中央政策組出任全職顧問。陳先生在投資、企業財務、策劃及投資者關係方面具19年以上經驗。此外，陳先生持有澳洲雪梨大學經濟學學士及澳洲國立大學經濟學碩士學位。

黎浩佳，*非執行董事*

黎浩佳先生，51歲，於1998年11月獲委任為本公司董事。黎先生現為新鴻基地產發展有限公司公司秘書。

黃奕鑑，*非執行董事*

黃奕鑑先生，52歲，於2001年10月獲委任為本公司董事。黃先生持有香港中文大學工商管理學士及碩士學位。

黃先生乃新鴻基地產發展有限公司之執行董事，專責該集團之策略策劃、企業發展、基建項目、財務投資及負責與投資界溝通。黃先生是路訊通控股有限公司副主席，亦是新意網集團有限公司之執行董事及富聯國際集團有限公司之非執行董事。

董事及管理人員簡介

蘇承德，*非執行董事*

蘇承德先生，39歲，於2002年4月獲委任為本公司董事。蘇先生乃新鴻基地產發展有限公司(「新鴻基地產」)副主席兼董事總經理郭炳聯先生的特別助理，參與新鴻基地產的資訊科技業務，並為新意網集團有限公司制訂發展策略。

蘇先生持有美國哈佛大學文學士學位及哈佛商學院工商管理碩士學位，並擁有逾13年資訊科技及顧問服務經驗，曾在美國、英國、香港及亞洲區內多個地方工作，負責制訂及執行企業發展策略。

蘇先生在加盟新鴻基地產集團之前，曾出任美國 Digitas Asia Limited 大中華地區的高級副總裁兼董事總經理，肩負開拓大中華業務及服務環球客戶的重任。Digitas Asia Limited 的母公司設於麻省波士頓，為 Nasdaq 上市的系統整合及網上解決方案供應商。在此之前，彼曾在 Scient 出任電訊業務董事總經理，負責亞洲電訊及互聯網客戶的商務發展及方案傳送服務。Scient 乃資訊科技解決方案供應商，其總部設於三藩市。在踏足亞洲之前，蘇先生曾於美國及歐洲兩地分別為國際顧問公司 Accenture 及 Cap Gemini 擔任要職。

張永銳，*非執行董事*

張永銳先生，54歲，於2003年3月獲委任為本公司董事。張先生為多間其他公開上市公司的董事，他亦是新意網集團有限公司之非執行董事。

張先生為香港律師公會之內地法律事務委員會副主席及香港公開大學校董會成員。張先生持有澳洲新南威爾斯大學會計系商業學士學位，澳洲公認執業會計師公會公認執業會計師資格。張先生自1979年起為香港執業律師，並為胡關李羅律師行合夥人，並獲承認為英國律師及為新加坡的狀師兼律師。

李家祥，*太平紳士，獨立非執行董事*

李家祥先生，51歲，GBS, OBE, J.P., LLD, DSocSc., B.A., FHKICPA, FCA, FCPAA, FCIS，於1996年10月獲委任為本公司董事。李先生為李湯陳會計師事務所高級合夥人，並為九龍巴士控股有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、恒生銀行有限公司、萬科企業股份有限公司及華潤創業有限公司之獨立非執行董事。李先生為中國人民政治協商會議第十屆全國委員會委員，香港特別行政區前立法會議員兼任立法會政府賬目委員會主席。彼亦為香港會計師公會前會長。

吳亮星，*太平紳士，獨立非執行董事*

吳亮星先生，54歲，於1997年6月獲委任為本公司董事。吳先生為第二屆香港特別行政區立法會議員，現任集友銀行副董事長。

吳先生曾於1988年至1997年獲委任為中英土地委員會中方代表及香港特別行政區政府土地基金受託人；並於1990年至1998年擔任中南銀行常務董事及香港分行總經理；1992年起擔任香港公益金商業及僱員募捐計劃委員會委員；於1996年起被委任為香港房屋委員會委員；當年被選為香港特別行政區臨時立法會議員，並於1998年再獲選為首屆立法會議員。

吳先生自1996年起擔任中銀集團慈善基金董事；1998年擔任強制性公積金計劃諮詢委員會成員；1999年擔任輸入優秀人才計劃遴選委員會委員、香港社會服務聯會執行委員及嶺南大學校董會及諮議會成員。2001年吳先生擔任香港政府漁業發展貸款基金顧問委員會委員，並於同年獲委任為太平紳士。2004年榮獲香港特別行政區政府頒授銀紫荊星章。

Sachio Semmoto，*獨立非執行董事*

Sachio Semmoto博士，61歲，於2002年9月獲委任為本公司董事。Semmoto博士於京都大學畢業，並分別於1968年及1971年取得美國佛羅里達州大學理學碩士及博士(電機工程)學位。

Semmoto博士為eAccess, Ltd.之創辦人及行政總裁，該公司為利用xDSL技術提供高速寬頻電訊服務之整合服務／電訊新公司。在此之前，Semmoto博士在多個機構擔任高級管理層職位達30年，包括日本電話及電訊公司(NTT)、Kyocera及其於1984年共同創辦並出任執行副總裁之DDI Corp. (KDDI)。於1996年至2000年期間，彼出任東京慶應大學工商管理深造學院教授，並於2000年出任伯克萊加州大學Haas School of Business客座教授。他亦經常到哈佛、史丹福及東京大學擔任講師。

Semmoto博士為美國工程師協會資深會員。彼共同創辦Japan Academic Society of Ventures and Entrepreneurs並擔任其副總裁，Semmoto博士多年來一直通過擔任高級管理層職位，大力支持於日本、香港及美國新創辦之高科技公司。

楊向東先生，*獨立非執行董事*

楊向東先生(39歲)，於2003年12月獲委任為本公司董事。楊先生是凱雷投資集團董事總經理兼亞洲聯席主管，主要負責亞洲的企業投資業務。

加入凱雷投資集團前，楊先生在高盛集團工作接近10年，身兼亞洲區(除日本外)直接投資主管、董事總經理及高盛(亞洲)管理委員會委員。楊先生領導過多項亞洲最盛名的大型投資專案，包括高盛在韓國最大的國民銀行及中國網通公司的投資。

楊先生畢業於美國哈佛大學，獲得經濟學士及工商管理碩士學位。

楊先生亦為香港寶途集團國際有限公司、太平洋中國控股公司及臺灣寬頻通訊顧問股份有限公司之董事會成員。

營運委員會成員

鄒金根，*科技總裁*

鄒金根先生擁有超過18年電訊經驗，為科技專才。於加盟本集團前，彼於香港電訊CSL任職超過6年，負責無線電網絡策劃及發展的工作。在1995至1996年間，彼曾為電訊管理局無線電頻譜諮詢委員會會員；亦曾為香港中文大學訊息工程學系顧問委員會會員。鄒先生為英國電機工程師學會會員、澳洲工程師學會會員，及英國電機工程師學會特許工程師。彼於香港中文大學畢業，持有電子工程學士學位。



許清儀，*總經理－人力資源*

許清儀小姐於人力資源、行政、銷售營運及物流管理方面，擁有逾22年經驗，曾任職於本地及跨國企業。彼於1995年加盟本集團前，於一家國際性的製造公司服務超過10年，擔任亞太區區域人事經理。許小姐為香港零售管理協會培訓工作小組的委員，且鼎力支持香港浸會大學旗下之人力資源管理學良師益友計劃，亦曾為香港中文大學精英培訓計劃的委員。彼持有由香港理工學院及香港管理專業協會聯合頒發的人事管理文憑。

董事及管理人員簡介

葉樹勳，*澳門數碼通行政總裁*

葉樹勳博士擁有逾16年國際電訊業經驗。彼於加盟本集團前，負責英國電訊在亞太區的互聯網及多媒體策略發展，以及處理該公司在區內的投資及業務拓展項目。葉博士持有英國Loughborough University的博士學位，主修數據通訊，並為特許工程師。彼亦為電機工程師學會會員以及電機及電子工程師學會會員。

劉民輝，*創新服務策劃總監*

劉民輝先生曾於北美洲及香港兩地工作，具備廣泛的電訊業經驗。於1992年加盟本集團前，彼曾於加拿大及香港的流動通訊及固網經營商服務超過12年，擔任多個電訊產品及服務研發的職位。劉先生持有英國曼徹斯特大學科技學院電機及電子工程學士學位，並為電機工程師學會及加拿大安大略省專業工程師協會的會員。

衛頌敏，*總經理－市務部(消費市場營運)*

衛頌敏小姐擁有15年銷售及市場推廣的經驗。於加盟本集團之前，衛小姐於美國運通公司亞太澳區域中負責十個國家之互聯網發展及推廣的工作。衛小姐持有美國加州柏克萊大學化學及經濟學士學位及美國紐約哥倫比亞大學商學研究院工商管理碩士學位。

楊主光，*客戶部總監*

楊主光先生於電訊業具備超過13年經驗。於加盟本集團前，楊先生為得信佳電信有限公司的個人通訊及零售部總經理。彼持有香港浸會大學文學士學位、英國University of Strathclyde工商管理碩士學位，及香港大學理科碩士(電子商貿及互聯網工程)學位。



集團財務概要

(除每股之金額外以百萬港元列值)

	截至6月30日止年度或於6月30日				
	2004	2003 (重新編列)	2002 (重新編列)	2001 (重新編列)	2000 (重新編列)
損益表					
營業額	**3,367**	2,832	2,401	2,485	2,894
股東應佔溢利/(虧損)	**466**	378	57	(252)	(257)
每股盈利/(虧損)($)	**0.80**	0.65	0.10	(0.42)	(0.43)
股息					
股息總額	**309**	2,315	41	無	96
本年度每股總額($)	**0.53**	0.47	0.07	無	0.16
每股特別現金股息($)	**無**	3.50	無	無	無
資產負債表					
非流動資產	**3,119**	2,423	2,458	2,137	2,332
流動資產淨值	**499**	2,977	2,691	2,993	3,137
總資產減流動負債	**3,618**	5,400	5,149	5,130	5,469
非流動負債	**(131)**	(58)	(21)	—	—
少數股東權益	**(21)**	(20)	(17)	(6)	—
資產淨值	**3,466**	5,322	5,111	5,124	5,469
股本	**58**	58	58	59	60
儲備	**3,408**	5,264	5,053	5,065	5,409
股東權益	**3,466**	5,322	5,111	5,124	5,469

附註： 截至2000年、2001年、2002年及2003年6月30日止4個年度各年的業績及於2000年、2001年、2002年及2003年6月30日的資產與負債已予重新編列，以反映採納香港會計師公會發出的會計實務準則第12號(經修訂)「所得税」的影響(詳情載於財務報表附註10)。


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核數師報告書



致**數碼通電訊集團有限公司**全體股東
（於百慕達註冊成立之有限公司）

本核數師已完成審核第36頁至第70頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於2004年6月30日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，2004年9月16日

綜合損益賬

截至2004年6月30日止年度
（以港元列值）

	附註	2004 $000	2003 $000 （重新編列）
營業額	2	**3,367,036**	2,831,538
銷售貨品及提供服務成本	4	**(1,259,478)**	(873,581)
毛利		**2,107,558**	1,957,957
其他經營開支	5	**(1,615,953)**	(1,606,392)
經營溢利	6	**491,605**	351,565
融資收入	7	**60,468**	72,140
融資成本	8	**(1,164)**	—
應佔聯營公司之虧損		**—**	(16,620)
除税前溢利		**550,909**	407,085
税項	11	**(78,625)**	(28,593)
除税後溢利		**472,284**	378,492
少數股東權益		**(5,830)**	(157)
股東應佔溢利	15	**466,454**	378,335
股息	16		
歸於本年		**309,274**	274,017
特別現金股息		**—**	2,040,552
每股盈利	17		
基本		**$0.80**	$0.65
攤薄		**$0.80**	不適用
EBITDA	18	**919,067**	753,288

綜合資產負債表

2004年6月30日結算
(以港元列值)

	附註	2004 $000	2003 $000 (重新編列)
非流動資產			
固定資產	19	**1,953,794**	1,703,220
於聯營公司之權益	21	**3,050**	3,050
投資	22	**1,146,297**	701,092
遞延支出	23	**12,991**	7,554
遞延税項資產	28	**2,857**	8,417
		3,118,989	2,423,333
流動資產			
存貨	24	**124,230**	29,605
投資	22	**471,081**	53,387
應收營業賬款	25	**167,279**	103,200
按金及預付款項		**125,370**	100,993
其他應收款項		**41,490**	25,034
現金及銀行結存	26	**653,808**	3,212,864
		1,583,258	3,525,083
流動負債			
應付營業賬款	27	**154,853**	145,902
其他應付賬款及應計項目		**681,817**	297,482
客戶按金		**24,744**	26,878
遞延收入		**72,408**	78,058
無抵押銀行貸款		**150,000**	—
		1,083,822	548,320
流動資產淨值		**499,436**	2,976,763
總資產減流動負債		**3,618,425**	5,400,096
非流動負債			
遞延税項負債	28	**131,068**	58,003
少數股東權益		**21,407**	20,471
資產淨值		**3,465,950**	5,321,622
股本及儲備			
股本	29	**58,331**	58,301
儲備		**3,407,619**	5,263,321
		3,465,950	5,321,622

郭炳聯
董事
2004年9月16日

黎大鈞
董事
2004年9月16日

資產負債表

2004年6月30日結算
(以港元列值)

	附註	2004 $000	2003 $000
非流動資產			
於附屬公司之投資	20	**3,845,897**	6,096,084
流動資產			
預付款項		**162**	—
其他應收款項		**120**	811
現金及銀行結存	26	**324,054**	390,807
		324,336	391,618
流動負債			
其他應付賬款及應計項目		**1,586**	488
流動資產淨值		**322,750**	391,130
資產淨值		**4,168,647**	6,487,214
股本及儲備			
股本	29	**58,331**	58,301
儲備		**4,110,316**	6,428,913
		4,168,647	6,487,214

郭炳聯
董事
2004年9月16日

黎大鈞
董事
2004年9月16日

綜合現金流量表

截至2004年6月30日止年度
(以港元列值)

	附註	2004 $000	2003 $000
經營業務			
除税前溢利		**550,909**	407,085
就以下各項作出調整：			
折舊		**412,193**	399,946
攤銷遞延支出		**24,637**	11,710
出售固定資產之虧損		**15,269**	1,777
融資收入		**(60,468)**	(72,140)
融資成本		**1,164**	—
分佔聯營公司之虧損		**—**	16,620
滙兑虧損		**19**	—
除營運資金變動前之經營溢利		**943,723**	764,998
存貨(增加)／減少		**(94,625)**	4,851
應收營業款項、按金、預付款項及其他應收款項之(增加)／減少		**(100,425)**	103,876
應付款項、應計款項、客戶訂金及遞延收入之增加／(減少)		**52,317**	(29,822)
經營業務產生之現金		**800,990**	843,903
已付税項			
已付香港利得税		**—**	(14)
經營業務之現金淨額		**800,990**	843,889
投資活動			
購買固定資產所支付之款項		**(343,382)**	(395,523)
出售固定資產所得之款項		**2,357**	691
增加對聯營公司之放款		**—**	(731)
購買投資證券所支付之款項		**(7,511)**	(6,931)
購買持至到期日之債務證券所支付之款項		**(945,841)**	(684,728)
出售持至到期日之債務證券所得之款項	22	**68,259**	601,883
增加遞延支出		**(30,074)**	(14,960)
已收利息		**74,260**	90,762
投資活動所用之現金淨額		**(1,181,932)**	(409,537)

綜合現金流量表

截至2004年6月30日止年度
(以港元列值)

	附註	2004 $000	2003 $000
融資活動			
根據購股權計劃發行股份所得之款項		**19,192**	—
購回股份所支付之款項		**(18,634)**	(25,370)
附屬公司少數股東所提供之款項		**—**	3,262
償還來自少數股東之股東貸款		**(4,894)**	—
抵押銀行存款之減少		**66,519**	133,263
新增銀行貸款所得之款項		**600,000**	—
償還銀行貸款		**(450,000)**	—
已付股息		**(2,322,710)**	(142,887)
已付融資成本		**(1,134)**	—
融資活動所用之現金淨額		**(2,111,661)**	(31,732)
現金及現金等價物之(減少)/增加淨額		**(2,492,603)**	402,620
於7月1日之現金及現金等價物		**2,820,725**	2,418,105
滙率變動之影響		**66**	—
於6月30日之現金及現金等價物	26	**328,188**	2,820,725

權益變動表

截至2004年6月30日止年度
(以港元列值)

	股本	股份溢價	資本贖回儲備	繳入盈餘	外滙儲備	保留溢利	總額
	$000	$000	$000	$000	$000	$000	$000
本集團							
於2002年7月1日，							
如之前所呈報	58,435	4,229,260	2,150	199,800	—	642,892	5,132,537
往年度有關遞延税項							
之調整(附註10)	—	—	—	—	—	(20,993)	(20,993)
於2002年7月1日，重新編列	58,435	4,229,260	2,150	199,800	—	621,899	5,111,544
發行新股份代替現金股息	177	14,316	—	—	—	(14,493)	—
購回股份	(311)	(25,059)	311	—	—	(311)	(25,370)
支付2002年之末期股息	—	—	—	—	—	(26,284)	(26,284)
支付2003年之中期股息	—	—	—	—	—	(116,603)	(116,603)
年度溢利	—	—	—	—	—	378,335	378,335
於2003年6月30日	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
於2003年7月1日，							
如之前所呈報	58,301	4,218,517	2,461	199,800	—	893,016	5,372,095
往年度有關遞延税項							
之調整(附註10)	—	—	—	—	—	(50,473)	(50,473)
於2003年7月1日，重新編列	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
行使購股權後發行新股份	207	18,985	—	—	—	—	19,192
購回股份	(177)	—	177	(18,405)	—	(229)	(18,634)
註銷股份溢價賬	—	(4,237,502)	—	4,237,502	—	—	—
支付2003年之末期股息	—	—	—	—	—	(157,972)	(157,972)
支付特別現金股息	—	—	—	(2,047,785)	—	—	(2,047,785)
支付2004年之中期股息	—	—	—	—	—	(116,953)	(116,953)
滙兑差額及未於損益賬							
確認之收益淨額	—	—	—	—	26	—	26
年度溢利	—	—	—	—	—	466,454	466,454
於2004年6月30日	**58,331**	**—**	**2,638**	**2,371,112**	**26**	**1,033,843**	**3,465,950**

權益變動表

截至2004年6月30日止年度
（以港元列值）

	股本	股份溢價	資本 贖回儲備	繳入盈餘	保留溢利	總額
	$000	$000	$000	$000	$000	$000
本公司						
於2002年7月1日	58,435	4,229,260	2,150	938,989	332	5,229,166
發行新股份代替現金股息	177	14,316	—	—	(14,493)	—
購回股份	(311)	(25,059)	311	—	(311)	(25,370)
支付2002年末期股息	—	—	—	—	(26,284)	(26,284)
支付2003年中期股息	—	—	—	—	(116,603)	(116,603)
年度溢利	—	—	—	—	1,426,305	1,426,305
於2003年6月30日	58,301	4,218,517	2,461	938,989	1,268,946	6,487,214
於2003年7月1日	58,301	4,218,517	2,461	938,989	1,268,946	6,487,214
行使購股權後發行新股份	207	18,985	—	—	—	19,192
購回股份	(177)	—	177	(18,405)	(229)	(18,634)
註銷股份溢價賬	—	(4,237,502)	—	4,237,502	—	—
支付2003年之末期股息	—	—	—	—	(157,972)	(157,972)
支付特別現金股息	—	—	—	(2,047,785)	—	(2,047,785)
支付2004年之中期股息	—	—	—	—	(116,953)	(116,953)
年度溢利	—	—	—	—	3,585	3,585
於2004年6月30日	**58,331**	**—**	**2,638**	**3,110,301**	**997,377**	**4,168,647**

於2002年及2003年7月1日，本集團之繳入盈餘賬乃根據集團於1996年10月進行重組時所收購一家附屬公司之股本面值及股份溢價與本公司就該項交易而發行股份面值之差額。

於2002年及2003年7月1日，本公司之繳入盈餘賬乃本公司為所收購之附屬公司當時之資產淨值與本公司就該項交易而發行股份面值之差額。

於2003年11月7日舉行之股東週年大會上通過一項特別決議案後，股份溢價賬已註銷，而賬內達$4,237,502,000之結餘已全數轉撥至繳入盈餘賬。

根據1981年百慕達公司法（經修訂），繳入盈餘賬可分派予股東。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

1 主要會計政策

a 規章聲明

此等財務報表已根據香港會計師公會發出之財務申報標準(包括所有適用之會計實務準則及詮釋)、香港公認會計原則及香港公司條例規定而編製。本集團於本年度採納會計實務準則第12號(經修訂)「利得税」之影響列載於附註10。此等財務報表亦符合香港聯合交易所有限公司證券上市規則適用之披露規定。本集團採納之主要會計政策載列如下。

b 財務報表之編製基準

編製財務報表時使用歷史成本為計算基準。

c 綜合賬目

綜合財務報表包括本公司及其附屬公司截至6月30日之財務報表。

附屬公司乃指那些本集團直接或間接控制其董事會之組成、控制超過半數投票權或持有過半數發行股本之公司。

年內購入或出售之附屬公司,其業績由收購生效日起或截至出售生效日止列入綜合損益賬內。

集團內各公司之間之重大交易及結餘均於綜合賬目時對銷。

出售1間附屬公司之收益或虧損,是指銷售收益與本集團所佔其淨資產之差額,連同任何之前未於綜合損益賬中扣除或入賬之未攤銷或已撥入儲備之商譽,以及任何有關之累積外幣滙兑儲備。

少數股東權益乃指外界股東於經營業績及附屬公司之資產淨額中之權益。

本公司之資產負債表中,於附屬公司之投資是按成本值減去減值虧損準備列賬。附屬公司業績由本公司按已收及應收之股息入賬。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

1 主要會計政策 *(續)*

d 聯營公司

聯營公司乃指本集團長期持有其股本權益，並對其管理發揮重大影響力之公司，惟該公司並非附屬公司。

綜合損益賬包括本年度本集團應佔聯營公司之業績，而綜合資產負債表包括本集團應佔聯營公司之資產淨值。

在本公司之資產負債表內，聯營公司之投資乃按成本值減去減值虧損準備列賬。本公司將聯營公司之業績按已收及應收之股息入賬。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非本集團就該聯營公司已作出承擔或有擔保之承擔。

e 商譽

商譽指收購成本超出於收購當日，本集團應佔所收購附屬公司或聯營公司之淨資產公平值之差額。

於2001年7月1日前產生之收購商譽，已於儲備中撇銷。

倘存在減值跡象，任何商譽之賬面值(包括之前已於儲備撇銷之商譽)已評估及撇銷至其可收回金額。減值虧損已於損益賬內確認。

f 固定資產

固定資產以成本減累積折舊及再減去累積減值虧損後列賬。固定資產以直線基準，依其估計可用年期按足以撇銷其成本減去累積減值虧損之折舊率計算折舊。主要採用之每年折舊率如下：

租賃土地及樓宇	按租賃年期
租賃物業裝修	按租賃年期
網絡及測試設備	10%-50%
電腦、發單及辦公室電話設備	20%-33$^1/_3$%
其他固定資產	20%-33$^1/_3$%

網絡之成本包括數碼流動無線電話網絡資產及設備之購入成本。網絡之折舊從其啟用之日期起開始計算。

網絡仍在建造之任何部份，包括其中之設備，並無作出折舊撥備。

其他固定資產包括汽車、設備、傢具及裝置。

出售或報廢固定資產之收益或虧損，乃指出售所得收入淨額與相關資產賬面值之差額，並於損益賬入賬。

1 主要會計政策(續)

f 固定資產(續)

將固定資產重修至其正常運作狀態之主要成本支出均在損益賬支銷。裝修改良成本均資本化，並按其對本集團之預計可用年期折舊。

在每個結算日，均以由內部及外界所獲得之資料，評核固定資產有否出現減值。如有此等跡象，便會對其可收回價值進行評估，並在合適情況下，將減值虧損入賬以將資產撇減至其可收回價值。此等減值虧損在損益表入賬。

g 第3代流動通訊(「3G」)服務電訊牌照

本集團購入香港3G流動通訊牌照之頻譜費用，包括本集團獲分配特定頻譜而應付之頻譜使用費，以及根據3G牌照而須繳付之專營權年費。於推出商業服務前應付之該等費用及專營權，計入開發及裝置有關網絡之成本內，並與固定資產一併遞延及列賬。折舊將由開始提供服務起，以牌照尚餘年期或固定資產之估計可使用年期兩者較短者計算撥備。

h 租賃資產

擁有資產之風險及回報實際上全部由承租人承擔之資產租貸，均作為融資租賃列賬。出租人並無轉讓資產擁有權之全部風險及回報，皆作為經營租賃入賬。

(i) 根據融資租賃收購之資產

倘本集團根據融資租約收購使用資產時，金額指租賃資產之公平值，該等資產最低租金付款之現值包括固定資產及相應負債(扣除融資成本)，列作融資租賃之負債。租金付款隱含之融資成本於租賃期間於損益賬扣除，以於各會計期間餘下債務產生固定之費用。

以融資租約持有之資產按資產之估計可用年限或租約期(以兩者之較短者)計算折舊。減值虧損根據附註1f所載之會計政策入賬。

(ii) 經營租賃費用

倘本集團根據經營租約使用資產，租金付款會按等額分期在租約期間涵蓋之會計期間於損益賬內扣除，除非有其他計算基準可更有代表性地計算來自租賃資產之利益模式。收取之租賃獎勵金於損益賬內確認，作為租金付款總額之一部份。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

1 主要會計政策*(續)*

i 投資

(i) 投資證券
投資證券按成本減去任何減值虧損準備入賬。

個別投資的賬面值均在每個結算日檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損之款額在損益賬中列作開支。當導致撇減之情況及事件終止，而且有可靠證據證明此新情況及事件很可能於可見將來維持下去，減值虧損便會撥回於損益賬中。

(ii) 持至到期日之債務證券
擬持至到期日之債務證券，在資產負債表內按成本值加或減少任何截至該日止未攤銷之折讓或溢價列賬。購入之折讓或溢價於截至到期日之期間攤銷，並在損益賬中列作利息收益項目。在出現非短期性減值時會作出撥備。

個別持至到期日之債務證券之賬面值均於結算日檢討，以評估有關信貸風險及其賬面值能否收回。倘若預期賬面值無法收回，則作出撥備，並在損益賬列作支出入賬。

j 遞延支出

(i) 申請牌照費用
申請牌照費用遞延入賬，並按有關牌照之期限攤銷。

(ii) 手機補貼
向客戶提供之手機補貼成本均作遞延，並按估計客戶平均上台使用期12個月以直線法攤銷。

k 存貨

存貨包括手機及配件，乃以成本及可變現淨值之較低者列賬。成本以加權平均數基準計算。可變現淨值以預期銷售所得款項減去估計銷售費用而訂定。

l 應收營業賬款

倘應收營業賬款被視為呆賬時，則會提撥應收賬款撥備。資產負債表之應收營業賬款，於扣除上述撥備後列賬。

1 主要會計政策（續）

m 現金及現金等價物

於現金流量表中，現金及現金等價物包括現金存款、手頭現金、存放於銀行及其他財務機構的活期存款，以及短期而流動性極高的投資項目。這些投資必須易於轉換已知的現金數額，價值變動風險極小及於購入後3個月內到期。現金及現金等價物亦包括須於通知時償還並構成本集團現金管理一部份的銀行透支。

n 撥備

當本公司或本集團因已發生之事件須承擔法律性或推定性之責任，而解除責任時可能消耗經濟利益，並在責任金額能夠可靠地作出估算之情況下，需確立撥備。當金額價值為重大時，撥備乃按預期可支付責任之支出現值列賬。

o 僱員福利

(i) 僱員之假期福利

僱員享有之年假福利於僱員應獲得假期時確認，並就截至結算日為止僱員提供服務而應得之年假之估計負債提撥準備。

僱員之病假、產假、陪產假及婚假福利於放假時才確認。

(ii) 溢利分派和分紅計劃

賬目內會就結算日期起計12個月內溢利分派和分紅計劃預期應付金額提撥準備。該等準備只會在本集團就僱員提供服務而產生現有法律上或推定之責任，並能可靠地估計該等責任時，才會確認入賬。

(iii) 退休福利

已界定供款計劃包括香港強制性公積金計劃條例規定作出強制性供積金之供款，於產生時在損益賬內確認為支出。

(iv) 僱員購股權計劃

如本集團向僱員授出可購買本公司股份之購股權，則毋需於授出日期確認任何僱員福利成本或責任。在行使購股權時，已收取之所得款項會撥入股本及股份溢價。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

1 主要會計政策 *(續)*

p 遞延稅項

遞延稅項採用負債法就資產負債之稅基與在賬目之賬面值兩者之短暫時差作全數撥備。主要暫時性差額在固定資產折舊與結轉稅項虧損之間產生，並於收購時就已收購資產淨值之公平值與其稅基之間產生。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產之確認，以估計未來有足夠應課稅溢利扣減暫時性差異為限。

遞延稅項乃就附屬公司及聯營公司之投資所產生之短暫時差而撥備，但假若可控制時差之撥回，並有可能在可預見未來不會撥回則除外。

q 或然資產及負債

或然資產指因已發生之事件而可能產生之資產，此等資產須就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些事件會否實現。

或然資產不會被確認，但會於可能產生經濟利益流入時，在財務報表附註中披露。若實質確定可產生經濟效益時，此等效益才被確立為資產。

或然負債指因已發生之事件而可能引起之責任，此等責任需就某一宗或多宗事件會否於未來發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在財務報表附註中披露。假若消耗資源之可能性改變導致可能出現資源，此等負債將被確立為撥備。

1 主要會計政策（續）

r 收入之確認

收入是在經濟效益可能會流入本集團，以及能夠可靠地計算收入時，根據下列基準在損益表內確認：

(i) 銷售貨品：
銷售貨品之收入在擁有權之風險及報酬已轉移至買家時，即於貨品付運至客戶及所有權轉移時予以確認。

(ii) 流動通訊服務及互聯網相關服務：
來自流動通訊及互聯網相關服務之收入乃按本集團之流動通訊網絡及設備之用量計算，並於提供服務時確認。而標準服務計劃預先發單之流動電話服務收入則予以遞延，並包括在遞延收入內。

(iii) 利息收入：
利息收入乃按時間比例參考未償還本金額及適用利率累計。

(iv) 股息收入：
股息收入於收取權確定後確認。

s 外幣滙兑

於本年度內以外幣進行之交易依交易日期之滙率換算為港幣。以外幣為單位的貨幣資產及負債則按結算日的滙率換算為港幣。滙兑盈虧均撥入損益賬內處理。

外國企業之業績按本年度內之平均滙率換算為港幣。資產負債表項目則按結算日當時之滙率換算為港幣，而滙兑差額均作為儲備變動處理。

t 借貸成本

借貸成本於產生時在損益賬內支銷，惟直接來自收購、建設或生產一項須花大量時間籌備才可作擬定用途之資產有關之借貸成本會資本化。

u 連繫人士

就財務報表而言，倘本集團有直接或間接控制某方，或可對某方之財務及營運決策發揮重大影響力（或其對本集團之財務和營運決策發揮重大影響力），或倘本集團及某方均受共同控制或共同重大影響，則此等人士會被視為連繫人士。連繫人士可為個人或其他實體。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

2 營業額

本集團主要從事提供流動通訊服務，以及銷售流動電話及配件。本年度於營業額內已確認為主要收入類別如下：

	2004	2003
	$000	$000
流動通訊服務	**2,489,007**	2,263,140
流動電話及配件銷售	**878,029**	556,120
互聯網服務(附註9)	**—**	12,278
	3,367,036	2,831,538

3 分類呈報

截至2003年及2004年6月30日止年度，本集團之營業額、經營溢利及經營資產，超過90%是來自香港及澳門特別行政區之流動通訊業務。因此，並無呈列按業務及地區分類之分析。

4 銷售貨品及提供服務成本

	2004	2003
	$000	$000
銷售貨品成本	**848,871**	552,499
互連費及國際電訊服務費	**351,892**	280,254
其他	**58,715**	40,828
	1,259,478	873,581

5 其他經營開支

	2004	2003
	$000	$000
網絡費用	**449,339**	456,022
員工成本	**358,936**	360,104
銷售及推廣費用	**153,783**	158,990
租金及水電費用	**102,889**	106,090
其他經營開支	**123,544**	123,463
折舊	**412,193**	399,946
出售固定資產之虧損	**15,269**	1,777
	1,615,953	1,606,392

6 經營溢利

經營溢利經扣除下列各項列賬：

	2004	2003
	$000	$000
折舊		
自置固定資產	**280,495**	257,705
租賃固定資產	**131,698**	142,241
遞延支出之攤銷	**24,637**	11,710
土地及樓宇，收發站及專線之經營租約租金	**405,937**	442,336
核數師酬金	**1,020**	1,070
滙兑虧損淨額	**4,865**	268
呆壞賬撥備	**12,841**	18,848
已界定供款計劃之供款*(附註14)	**14,750**	18,437

* 已扣除沒收供款$4,366,000(2003：$2,617,000)。

7. 融資收入

	2004	2003
	$000	$000
債務證券之利息收入		
上市	**19,559**	17,365
非上市	**28,257**	16,899
出售上市債務證券之已變現虧損淨額(附註22)	**—**	(6,336)
	47,816	27,928
銀行及其他財務機構存款之利息收入	**12,652**	44,212
	60,468	72,140

8. 融資成本

	2004	2003
	$000	$000
於5年內償還之銀行貸款利息費用	**974**	—
其他借貸成本	**190**	—
	1,164	—

財務報表附註

截至2004年6月30日止年度
(以港元列值)

9 已終止經營業務

由2003年10月至12月期間，本集團終止向零售客戶提供固網寬頻及窄頻互聯網接達服務(「互聯網服務」)。本集團亦與另1名互聯網服務供應商訂立安排，以持續向本集團前客戶提供服務。該業務已於2003年6月終止。該互聯網服務業務分類之營業額及業績、現金流量與資產及負債如下：

	2004	2003
	$000	$000
營業額及業績		
營業額	**—**	12,278
利息收入	**—**	2
經營成本	**(112)**	(10,477)
經營(虧損)／溢利	**(112)**	1,803
現金流量		
經營業務之現金流出淨額	**(270)**	(1,445)
投資之現金流入淨額	**—**	2
淨現金流出總額	**(270)**	(1,443)
資產及負債		
流動資產	**598**	902
負債總額	**(256)**	(718)
資產淨值	**342**	184

以上之資產及負債並不包括集團內公司之間的應付及應收款項。

本集團未有就已終止業務之任何資產訂立出售協議。因此，並無產生任何資產出售之溢利或虧損。

10. 採納會計實務準則第12號(經修訂)「利得稅」

於過往年度，遞延税項負債是就合理估計於可預見的將來的收入和支出因會計與税務處理的所有重大時差而產生的税務影響，作出提撥準備，遞延税項資產也只會在合理肯定可實現時才會確認。由2003年7月1日起，為遵照香港會計師公會發出之會計實務準則第12號(經修訂)「所得税」，本集團就遞延税項採納新會計政策，詳情載於附註1p。由於採納此新會計政策，本集團於本年度扣除少數股東權益後之溢利減少$77,957,000(2003：$29,480,000)，而於年結日之資產淨值已減少$128,430,000(2003：$50,473,000)。

新會計政策已追溯採納，如先前期間之保留溢利之期初結餘及比較數字金額已經調整。並且在綜合權益變動表內披露。

11. 稅項

a 綜合損益賬內之稅項

	2004 $000	2003 $000 (重新編列)
遞延稅項(附註28)		
暫時差額之產生及轉回	**78,625**	26,625
於7月1日增加稅率對遞延稅項結餘之影響	**—**	1,968
	78,625	28,593

由於本集團承上期結轉之稅項虧損，足以抵銷本年度之應課稅溢利，故並無為香港或海外稅項提撥準備(2003：無)。

b 按香港稅率就稅項抵減與會計溢利之對賬

	2004 $000	2003 $000 (重新編列)
除稅前溢利	**550,909**	407,085
除稅前溢利之名義稅項，按香港稅率17.5%(2003：17.5%)	**96,409**	71,240
其他國家不同稅率之影響	**(576)**	—
於本年度內稅率增加導致期初遞延稅項結餘之影響	**—**	1,968
不可供扣稅開支之稅務影響	**2,939**	5,215
毋須繳稅收入之稅務影響	**(10,106)**	(10,574)
先前未確認之即期稅項虧損之稅務影響	**929**	1,720
確認先前未確認之稅項虧損	**(10,556)**	(70,201)
(回撥)／增撥先前超額／不足之暫時性差額	**(414)**	29,225
稅項開支	**78,625**	28,593

財務報表附註

截至2004年6月30日止年度
(以港元列值)

12. 董事酬金

於年內應付予本公司董事之酬金總額，詳情如下：

	2004	2003
	$000	$000
非執行董事		
袍金	**1,060**	945
執行董事		
袍金	**160**	160
薪金及津貼	**9,396**	9,452
花紅	**4,230**	260
退休金供款	**673**	809
	14,459	10,681
	15,519	11,626

於截至2003年及2004年6月30日止年度，沒有董事：

- 就有關他們為本集團之服務收取本公司之最終控股公司新鴻基地產有限公司(「新鴻基地產」)發出之酬金；
- 放棄收取酬金之權利；或
- 收取作為吸引彼等加入本集團或離職補償。

除了以上酬金外，年內，根據本公司之購股權計劃向董事授出購股權。此等實物福利之詳情已於董事報告書「購股權計劃」一節及附註30內披露。

董事酬金之分佈範圍如下：

	2004	2003
	董事數目	董事數目
$0－$ 1,000,000	**9**	12
$3,000,001－$3,500,000	**1**	1
$7,000,001－$7,500,000	**—**	1
$11,000,001－$11,500,000	**1**	—
	11	14

13 5名最高薪人士

5名最高薪人士中，2名(2003：2名)為董事，其薪金已於附註12披露。其餘3名(2003：3名)人士之酬金總額如下：

	2004	2003
	$000	$000
薪金及津貼	**6,746**	6,893
花紅	**600**	448
退休計劃供款	**627**	624
	7,973	7,965

除以上酬金外，年內，本公司根據本公司購股權計劃向3名最高薪人士授出購股權。該等實物福利詳情已於董事報告書內「購股權計劃」一節及附註30內披露。

3名(2003：3名)最高薪人士之薪酬分佈範圍如下：

	2004	2003
	僱員人數	僱員人數
$2,000,001－$2,500,000	**1**	1
$2,500,001－$3,000,000	**1**	2
$3,000,001－$3,500,000	**1**	—
	3	3

14 僱員退休福利

本集團為其僱員參與兩項界定供款之退休計劃，包括職業退休計劃及強制性公積金計劃(兩項計劃統稱為「該等計劃」)。該等計劃之資產與本集團之資產為分開，由獨立管理基金公司持有。

本集團及僱員向職業退休計劃作出之供款，乃根據僱員底薪及指定百分比計算。僱員於可全數獲取僱主供款前離職而被沒收之供款，可用以抵銷本集團之應繳供款。於2003年及2004年6月30日，所有於職業退休計劃中僱員被沒收之供款，已用以抵銷本集團之應繳供款。

強制性公積金計劃於2000年12月根據香港強制性公積金計劃條例設立，本集團之僱員可選擇參加。本集團及僱員均須按僱員有關月薪之5%向計劃供款，計算供應之月薪上限為$20,000。供款一經予強制性公積金計劃，即全屬僱員所有。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

15 股東應佔溢利

股東應佔綜合溢利包括一筆已列入本公司財務報表的$3,585,000(2003：$1,426,305,000)。

16 股息

	2004	2003
	$000	$000
已派中期股息，每股$0.20(2003：$0.20)	**116,953**	116,603
擬派末期股息，每股$0.33(2003：$0.27)	**192,321**	157,414*
歸於本年	**309,274**	274,017
擬派特別現金股息，每股無(2003：$3.50)	**—**	2,040,552*
	309,274	2,314,569

* 於截至2004年6月30日止年度實際已付並於本年度列為保留溢利分派之2003年末期及特別股息分別為$157,972,000及$2,047,785,000，乃根據除息日已發行合共585,081,428股股份計算。

於2004年9月16日舉行之會議上，董事建議派發每股$0.33之末期股息。這項擬派股息並無於本集團或本公司2004年6月30日資產負債表內列為應付股息，但將於截至2005年6月30日止年度之賬目內列為保留溢利之分派。

17 每股盈利

每股基本及攤薄盈利是根據本集團股東應佔溢利$466,454,000(2003(重新編列)：$378,335,000)計算。

每股基本盈利是按照年內已發行股份之加權平均數584,194,428股(2003：583,327,626股)計算。每股攤薄盈利乃根據584,388,352股計算，此乃包括年內已發行股份之加權平均數，及如全部購股權獲悉數行使時以零代價被視為將予發行股份之加權平均數193,924股計算。

截至2003年6月30日止年度並無潛在攤薄影響之股份發行在外，因此並無呈列每股攤薄之盈利。

18. EBITDA

EBITDA指未扣除融資收入及融資成本、折舊及出售固定資產之虧損、分佔聯營公司之虧損、税項及少數股東權益之溢利。EBITDA包括所有與取得客戶相關之成本及手機補貼之攤銷。

19 固定資產

	香港中期租賃土地及樓宇 $000	租賃物業裝修 $000	網絡及測試設備 $000	電腦、發單及辦公室電話設備 $000	其他固定資產 $000	在建造之網絡 $000	總額 $000
原值							
於2003年7月1日	8,000	162,056	3,130,456	465,099	62,885	322,229	4,150,725
添置	—	20,342	22,167	45,611	10,663	581,661	680,444
重新分類	—	—	244,453	—	2	(244,455)	—
出售	—	(1,296)	(121,626)	(8,802)	(8,561)	(19,398)	(159,683)
滙兑調整	—	(21)	—	(29)	(1)	—	(51)
於2004年6月30日	**8,000**	**181,081**	**3,275,450**	**501,879**	**64,988**	**640,037**	**4,671,435**
累積折舊及減值虧損							
於2003年7月1日	8,000	139,174	1,803,367	403,996	52,545	40,423	2,447,505
本年度折舊	—	11,843	362,612	29,229	8,509	—	412,193
售後撥回	—	(1,093)	(116,546)	(8,398)	(7,536)	(8,484)	(142,057)
於2004年6月30日	**8,000**	**149,924**	**2,049,433**	**424,827**	**53,518**	**31,939**	**2,717,641**
賬面淨值							
於2004年6月30日	**—**	**31,157**	**1,226,017**	**77,052**	**11,470**	**608,098**	**1,953,794**
於2003年6月30日	—	22,882	1,327,089	61,103	10,340	281,806	1,703,220

於2004年6月30日，本集團以融資租賃持有之固定資產之賬面淨值為$525,848,340(2003：$657,828,203)。

在建造之網絡包括已資本化之3G頻譜使用費$136,091,000(2003：$86,091,000)。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

20 於附屬公司之投資

	2004	2003
	$000	$000
非上市股份之投資成本	**939,189**	939,189
應收附屬公司款項，減撥備	**2,906,708**	5,186,282
	3,845,897	6,125,471
應付附屬公司款項	**—**	(29,387)
	3,845,897	6,096,084

應收／(應付)附屬公司之款項為無抵押、免息及預期毋須於結算日12個月內償還。

於2004年6月30日之主要附屬公司詳情如下：

公司名稱	註冊 成立地點	主要業務及 經營所在地	已發行 股本詳情	集團 所佔權益
SmarTone (BVI) Limited*	英屬處女群島	在英屬處女群島 從事投資控股 及集團融資	1,000股普通股 每股面值1美元	100%
數碼通電訊 有限公司	香港	在香港提供 數碼流動無線 電話服務及 銷售流動電話及配件	100,000,000股 普通股 每股面值$1	100%
SmarTone 3G Limited	香港	在香港提供3G 流動無線電話服務	2股普通股 每股面值$1	100%
數碼通電訊服務(中國) 有限公司	香港	在香港及中國 提供代理及顧問服務	2股普通股 每股面值$1	100%
數碼通流動通訊(澳門) 股份有限公司	澳門	在澳門提供數碼 流動無線電話服務 及銷售流動電話及配件	1,000,000股 每股面值澳門幣1元	72%

* 由本公司直接持有。

上述所有附屬公司均為有限責任公司。

21 於聯營公司之權益

	2004	2003
	$000	$000
分佔資產淨值	**—**	—
應收聯營公司款項，減撥備	**3,050**	3,050
	3,050	3,050

應收聯營公司款項為無抵押、免息及無固定還款期。

於2004年6月30日之聯營公司詳述如下：

名稱	註冊成立及營業地點	主要業務	持有已發行股份之詳情	持有權益
New Top Finance Limited	英屬處女群島	投資控股	375股普通股每股面值1美元	37.5%

22 投資

	2004	2003
	$000	$000
投資證券		
非上市股本證券	**47,744**	44,144
持至到期日之債務證券		
於香港以外地區上市	**595,204**	367,287
非上市	**974,430**	343,048
	1,569,634	710,335
減：包括在流動資產於結算日起計1年內到期之債務證券	**(471,081)**	(53,387)
	1,098,553	656,948
非流動投資總額	**1,146,297**	701,092
上市證券之市值	**592,683**	379,186

財務報表附註

截至2004年6月30日止年度
(以港元列值)

22 投資 *(續)*

截至2004年6月30日止年度，於出售若干上市擬持到期日之債務證券時所產生之虧損為無(2003年：虧損$6,336,000)，列載如下：

	2004	2003
	$000	$000
出售證券所得之款項	**—**	172,883
提早贖回證券所得之款項	**15,600**	429,000
證券到期時所得之款項	**52,659**	—
所得之款項總額	**68,259**	601,883
於出售或贖回或到期日之賬面值	**(68,259)**	(608,219)
出售虧損之淨額	**—**	(6,336)

於截至2003年6月30日止年度內出售擬持至到期日之債務證券，均於到期日前出售，此乃因應證券發行人之信用質素下降而作出之預防性措施。

擬持之到期日之債務證券之提早贖回，乃由於證券發行人行使其強制性權利，而並非本集團之自行決定。

23 遞延支出

	2004			2003		
	手機補貼	**申請牌照費用**	**總額**	手機補貼	申請牌照費用	總額
	$000	**$000**	**$000**	$000	$000	$000
於7月1日之賬面值	**7,554**	**—**	**7,554**	4,270	34	4,304
添置	**30,074**	**—**	**30,074**	14,960	—	14,960
於年內之撇銷	**(24,637)**	**—**	**(24,637)**	(11,676)	(34)	(11,710)
於6月30日之賬面值	**12,991**	**—**	**12,991**	7,554	—	7,554

於2004年6月30日，手機補貼之原值及累積攤銷分別為$27,604,000(2003：$787,912,000)及$14,613,000(2003：$780,358,000)。申請牌照費用之原值及累積攤銷均為無(2003：兩者均為$4,159,000)。

24 存貨

存貨指作轉售用途之貨品。於2004年6月30日，存貨之原值及可變現淨值分別為$123,924,000(2003：$29,026,000)及$306,000(2003：$579,000)。

25 應收營業賬款

本集團給予用戶及其他客戶約平均30天的賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2004	2003
	$000	$000
現時－30天	**144,386**	92,423
31天－60天	**18,283**	7,992
61天－90天	**3,920**	2,785
90天以上	**690**	—
	167,279	103,200

26 現金及銀行結存

	本集團		本公司	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
已抵押銀行存款	**325,620**	392,139	**321,293**	387,812
現金及現金等價物	**328,188**	2,820,725	**2,761**	2,995
	653,808	3,212,864	**324,054**	390,807

包括於已抵押之銀行存款內，$150,000,000（2003：$200,000,000）已抵押成為本集團之3G牌照履約保證書（如附註33－「或然負債」所述）之現金抵押品。

27 應付營業賬款

應付營業賬款賬齡分析如下：

	2004	2003
	$000	$000
現時－30天	**64,374**	66,428
31天－60天	**53,004**	33,786
61天－90天	**15,774**	14,111
90天以上	**21,701**	31,577
	154,853	145,902

財務報表附註

截至2004年6月30日止年度
(以港元列值)

28 遞延稅項

本集團於香港及海外業務產生之暫時性時差之遞延稅項乃按稅率17.5%(2003：17.5%)及有關國家現行適用稅率計算。

於綜合資產負債表確認之遞延稅項(資產)／負債之組成及年內之變動如下：

	折舊免稅額超逾有關折舊之差額 $000	稅項虧損 $000	總計 $000
於2002年7月1日，如之前所呈報	—	—	—
往年度之調整	112,142	(91,149)	20,993
於2002年7月1日，重新編列	112,142	(91,149)	20,993
於綜合損益賬內扣除(附註11a)	16,751	11,842	28,593
於2003年6月30日	128,893	(79,307)	49,586
於2003年7月1日，如之前所呈報	—	—	—
往年度之調整	128,893	(79,307)	49,586
於2003年7月1日，重新編列	128,893	(79,307)	49,586
於綜合損益賬內扣除(附註11a)	6,199	72,426	78,625
於2004年6月30日	**135,092**	**(6,881)**	**128,211**

當有合法強執行權以流動稅項資產抵銷流動稅項務債，當有關遞延所得稅是有關同一間政府財政機關，則遞延稅項資產與負債予以抵銷。於綜合資產負債表內列出以下經適當抵銷後釐定之金額：

	2004 $000	2003 $000
遞延稅項資產	**(2,857)**	(8,417)
遞延稅項負債	**131,068**	58,003
	128,211	49,586

29 股本

	每股面值 $0.10之股份	$000
法定股本：		
於2003年7月1日及2004年6月30日	1,000,000,000	100,000
已發行並已繳足股本：		
於2002年7月1日	584,352,842	58,435
代替現金股息發行之新股份(附註a)	1,769,586	177
購回股份(附註b)	(3,107,500)	(311)
於2003年6月30日	583,014,928	58,301
於2003年7月1日	583,014,928	58,301
因行使購股權而發行之新股份(附註c)	2,066,500	207
購回股份(附註d)	(1,769,500)	(177)
於2004年6月30日	**583,311,928**	**58,331**

附註：

a 於2002年9月24日，本公司建議派發截至2002年6月30日止年度之末期股息$0.07。本公司向股東提出以股代息選擇，據此股東可選擇收取股份代替現金股息。於2002年11月18日，根據以股代息選擇共發行1,769,586股每股面值$0.10之繳足股份，作價每股$8.19。因發行股份而產生之溢價為$14,316,000。

b 截至2003年6月30日止年度，本公司在香港聯合交易所有限公司購回3,107,500股股份。該等回購股份於2003年6月30日前被註銷，而削減已發行股本之款額已由保留溢利撥往資本贖回儲備。

該等購回股份之詳情如下：

購回月份	購回 股份數目	每股股價 最高	 最低	已繳 價格總額 $000
2002年7月	109,500	$7.95	$7.90	865
2002年8月	1,712,000	$8.25	$7.60	13,587
2003年1月	908,500	$8.50	$8.35	7,709
2003年2月	377,500	$8.50	$8.35	3,209
	3,107,500			25,370

財務報表附註

截至2004年6月30日止年度
(以港元列值)

29 股本 *(續)*

c 截至2004年6月30日止年度，購股權已獲行使以認購本公司2,066,500股股份，代價為$19,192,000，其中$207,000已貸入股本，而餘額為$18,985,000已記入股份溢價賬。

d 截至2004年6月30日止年度，本公司在香港聯合交易所有限公司購回2,290,000股股份。該等回購股份中，1,769,500股於2004年6月30日前被註銷，而削減已發行股本之款額已撥往資本贖回儲備。餘下520,500股股份於2004年6月30日後已註銷，因此該等購回股份並無計入截至2004年6月30日止年度已發行及繳足股本變動。

該等購回股份之詳情如下：

購回月份	購回股份數目	每股股價 最高	每股股價 最低	已繳價格總額 $000
2003年12月	317,500	$7.55	$7.55	2,397
2004年5月	939,000	$8.25	$7.95	7,629
2004年6月	1,033,500	$8.50	$8.10	8,608
	2,290,000			18,634

30 僱員購股權計劃

本公司於2002年11月15日採納新購股權計劃(「新購股權計劃」)以取代於1996年10月17日採納之舊購股權計劃(「舊購股權計劃」)，以符合香港聯合交易所有限公司證券上市規則之規定。

根據本公司所採納之購股權計劃，本公司授予集團之全職僱員(包括執行董事)購股權以認購本公司之股份。購股權計劃之詳情於董事會報告書內披露。

舊購股權計劃已於2002年11月15日終止。隨著舊購股權計劃之終止，再無購股權可按該計劃授出，但在其他各方面，舊購股權計劃之條款仍然生效，而所有於終止日期前授出之購股權仍然有效，並可按其條款行使。於2002年11月15日後，舊購股權計劃之所有尚未行使購股權皆已失效，或已根據由摩根士丹利添惠亞洲有限公司代表Cellular 8 Holdings Limited(新鴻基地產之全資附屬公司)提出對本公司強制性全面收購建議(「全面收購建議」)，以每份購股權$0.01之象徵式金額，予以收購。根據全面收購建議所收購之購股權已於其後註銷。

30 僱員購股權計劃*(續)*

(a) 購股權之變動

	2004	2003		
股份數目	**新購股權計劃**	新購股權計劃	舊購股權計劃	總額
於7月1日	**5,200,000**	—	7,975,000	7,975,000
已發行	**9,457,000**	5,200,000	—	5,200,000
已行使	**(2,066,500)**	—	—	—
已註銷或失效	**—**	—	(7,975,000)	(7,975,000)
於6月30日	**12,590,500**	5,200,000	—	5,200,000
於6月30日 符合授出條件之購股權	**66,833**	1,066,667	—	1,066,667

(b) 於結算日未到期及尚未行使之購股權

授出日期	行使期限	行使價	**2004** **股數**	2003 股數
2003年2月10日	2003年2月10日至 2011年7月16日	$9.29	**3,000,000**	5,000,000
2003年2月10日	2003年5月2日至 2012年5月1日	$9.20	**133,500**	200,000
2004年2月5日	2005年2月5日至 2014年2月4日	$9.00	**9,457,000**	—
			12,590,500	5,200,000

(c) 已授出之購股權詳情

於年度內授出面值代價為$1之購股權，已授出每單位購股權之詳情如下：

授出日期	行使期限	行使價	**2004** **股數**	2003 股數
2003年2月10日	2003年2月10日至 2011年7月16日	$9.29	**—**	5,000,000
2003年2月10日	2003年5月2日至 2012年5月1日	$9.20	**—**	200,000
2004年2月5日	2005年2月5日至 2014年2月4日	$9.00	**9,457,000**	—

財務報表附註

截至2004年6月30日止年度
(以港元列值)

30 僱員購股權計劃 *(續)*

(d) 已行使之購股權詳情

行使日期	行使價	於行使日期之每股市價	已收取之所得款項	股數
			$000	
2003年10月27日	$9.29	$12.55	18,580	2,000,000
2003年10月28日	$9.20	$12.55	612	66,500
			19,192	2,066,500

於截至2003年6月30日止年度內，並無購股權獲行使。

31 連繫人士之交易

a 本年度內，本集團與若干連繫人士在正常業務往來中進行之重大交易載列於下文。全部連繫人士之交易均按照該等交易之有關協議之條款進行。

	2004	2003
	$000	$000
土地及樓宇及收發站之經營租賃租金(附註i)	**52,807**	55,716
保險費(附註ii)	**9,249**	7,747
專綫及資訊科技外判(附註iii)	**—**	663
顧問費(附註iv)	**—**	279

附註：

(i) 土地及樓宇及收發站之經營租賃租金

本集團最終控股公司新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作為寫字樓、零售店舖及貨倉之用，並且向本集團發出許可證，可於新鴻基地產或其附屬公司或聯營公司擁有之若干物業上安裝基站、天線及電話電纜。

截至2004年6月30日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用，總額為$52,807,000(2003：$55,716,000)。

(ii) 保險服務

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司，向本集團提供一般保險服務。截至2004年6月30日止年度，已付及應付之保金共為$9,249,000(2003：$7,747,000)。

31 連繫人士之交易 *(續)*

(iii) 專線及資訊科技外判

新鴻基地產附屬公司SUNeVision Super e-Technology Services Limited及SUNeVision (Management Services) Limited，與本集團訂立合約，分別提供專線及資訊科技外判服務。該合約已於2003年6月30日止年度內終止，並截至2004年6月30日止年度已付之專線租用費及資訊科技外判服務費均為無(2003：分別為$120,000及$503,000)。

(iv) 顧問費

本公司至2003年1月7日止之主要股東英國電訊有限公司(「英國電訊」)與其附屬公司，為本集團提供顧問服務。截至2004年6月30日止年度，並無進行交易，而已支付之顧問費為無(2003：$279,000)。

b 於2004年6月30日，本集團於其聯營公司持有權益(新鴻基地產之附屬公司乃其主要股東)。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 自1999年10月起，新鴻基地產之聯營公司，新地寶聯資產管理(亞洲)有限公司(「新地寶聯」)獲委任為本集團之職業退休計劃之投資經理。新地寶聯會從本集團僱員職業退休計劃所認購的互惠基金支取酬金。因此，截至2003年及2004年6月30日止年度，本集團並無支付費用予新地寶聯。

d 下列與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘計入其相關之資產負債表項目內：

	2004	2003
	$000	$000
應收營業賬款	**634**	331
按金及預付款項	**6,337**	7,061
應付營業賬款	**393**	329
其他應付賬款及應計項目	**407**	467

交易結餘為無抵押、免息及須按向無連繫人士提供之類似條款還款。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

32 承擔

a 資本承擔

於2004年6月30日已作出但於財務報表內未撥備之資本承擔如下：

	集團	
	2004	2003
	$000	$000
已訂約：		
固定資產	**29,737**	82,408
投資證券	**19,500**	27,300
向聯營公司之貸款	**—**	1,324
已批准但未訂約	**745,589**	418,730
	794,826	529,762

於2004年6月30日，本公司並無任何資本承擔(2003：無)。

b 經營租賃承擔

於2004年6月30日，本集團有下列不可撤銷經營租約之未來最低租金付款總額：

	集團	
	2004	2003
	$000	$000
土地及樓宇及收發站		
1年內	**239,704**	220,746
1年後但於5年內	**161,036**	121,944
5年後	**14,369**	17,524
	415,109	360,214
專線		
1年內	**29,832**	37,164
1年後但於5年內	**2,852**	3,129
	32,684	40,293

33 或然負債

a 履約保證金

	集團		公司	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
香港3G牌照(附註c)	**150,000**	200,000	**150,000**	200,000
其他	**1,942**	1,942	**—**	—
	151,942	201,942	**150,000**	200,000

若干銀行就香港電訊管理局及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證書。本公司及多間附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於截至2004年6月30日止年度，一切與本集團之固定電訊網絡服務牌照相關之履約保證責任已經履行，有關保證亦已解除。

b 出租、租回安排

根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司之附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兌現擔保之風險極微，因此認為要就上述或然負債之潛在財務影響作出估算乃不設實際。

c 購入3G服務牌照

於2001年10月22日，本公司之全資附屬公司獲發移動傳送者牌照(「牌照」)。這項牌照是以第3代流動通訊服務技術提供公共通訊網絡服務。這項牌照年期為15年。根據牌照應付之費用如下：

(i) 由2001年10月22日起計之首5個年度，每年須於年終時支付$50,000,000；

(ii) 於牌照之餘下年期，須支付下列兩項較高者：

- 網絡於有關年度產生之5%營業額(定義見牌照)；或
- 於有關年度之撥用費(定義見牌照)；及

(iii) 發出牌照時須付$1,388,889。

財務報表附註

截至2004年6月30日止年度
(以港元列值)

33 或然負債 *(續)*

c 購入3G服務牌照 *(續)*

牌照首5年之年費總額為$250,000,000，而餘下10年應付之最低費用總額為$1,057,000,000，因此，牌照15年年期應付之最低費用總額為$1,307,000,000。於牌照發出時根據牌照應付之最低年費之現行淨值，以假設本集團之資本成本為13%計算，約為$458,000,000。

本集團須向香港電訊管理局提供履約保證。牌照中訂明履約保證之金額及年期如下：

- 發出牌照時須提供保證金額相等於首5年之費用($250,000,000)之5年期履約保證。
- 履約保證須每年續期，以使履約保證維持5年有效期(或至牌照到期日為止，以較短者為準)。
- 履約保證之金額亦須每年修訂，使之相等於未來5年(或至牌照期結束為止，以較短者為準)須支付予電訊管理局之最低年費。

於2003年10月22日，即牌照發出後第2週年之日，以及支付第2年之頻譜使用費$50,000,000後，履約保證作出修訂。為此，根據電訊管理局授出之1年期豁免，經修訂之保證金額為$150,000,000，年期為3年。

若發生若干事件，包括持牌人因失去償債能力而未能支付全數或任何費用，或持牌人放棄牌照，電訊管理局可以根據履約保證提出索償。

d 銀行融資擔保

於2004年6月30日，本公司代表一間全資附屬公司就有關若干銀行授出之短期循環信貸融資額最高達$600,000,000(2003：無)提供擔保之或然負債。附屬公司已於2004年6月30日動用其中$150,000,000(2003：無)。

34 比較數字

若干比較數字已由於遞延稅項之會計政策變動而調整，詳情載於附註10。

35 最終控股公司

於2004年6月30日，本公司董事認為新鴻基地產發展有限公司(「新鴻基地產」)為數碼通電訊集團有限公司之最終控股公司。新鴻基地產乃於香港註冊成立之公司，其股份在香港聯合交易所有限公司主板上市。

36 財務報表之通過

本財務報表於2004年9月16日經由董事會通過。

年報

2003/2004





數碼通電訊集團有限公司

